Exhibit 99.1

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER NO.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
4 - COMMERCIAL NAME OF THE COMPANY
Aracruz Celulose S.A.
5 - PREVIOUS NAME OF THE COMPANY
Aracruz Celulose S.A.
6 - NIRE CODE
32000002018


01.02 - HEAD OFFICE
--------------------------------------------------------------------------------------------------
1 - FULL ADDRESS                               2 - DISTRICT
Cam. Barra do riacho, s/n(0) - km 25             Barra do Riacho
3- ZIP CODE                          4- CITY                  5- STATE
                                      Aracruz                  ES
29.197-900
6 - AREA  CODE   7-  TELEPHONE     10 - TELEX        11 -  FAX NO       15 - E-MAIL
027              3270 - 2442              -          3270 - 2590        http:/www.aracruz.com.br

01.03 - SHAREHOLDERS DEPARTMENT
--------------------------------------------------------------------------------------------------
1 - NAME                                       2 - POSITION
    Denys Marc Ferrez                          Manager of Corporate Relations
3 - FULL ADDRESS                               4 - DISTRICT
    Rua Lauro Muller, 116 -  40nd Floor            Botafogo
5 - ZIP CODE                            6 - CITY                    7 - STATE
                                      Rio de Janeiro               Rio de Janeiro
22.290-160
6 - AREA  CODE   7-  TELEPHONE     10 - TELEX        11 -  FAX NO       15 - E-MAIL
021              3820 - 8131              -          2541-7947          invest@aracruz.com.br

01.04 - DIRECTOR OF MARKET RELATIONS
--------------------------------------------------------------------------------------------------
1 - NAME
    Isac Roffe Zagury
2 - FULL ADDRESS                               3 - DISTRICT
    Rua Lauro Muller, 116 -  40nd Floor            Botafogo
4 - ZIP CODE                           5 - CITY                    6 - STATE
                                      Rio de Janeiro               Rio de Janeiro
22.290-160
7 - AREA  CODE   8 -  TELEPHONE    11 - TELEX        12 -  FAX NO       16 - E-MAIL
  021              3820 - 8160              -            2541-7947      iz@aracruz.com.br

01.05 - REFERENCE / AUDITOR
--------------------------------------------------------------------------------------------------
1 - LAST FISCAL YEAR, BEGINNING                           2 - LAST FISCAL YEAR , ENDING
    01/01/2004                                                12/31/2004
3 - CURRENT FISCAL YEAR, BEGINNING                        4 - CURRENT FISCAL YEAR, ENDING
     01/01/2005                                               12/31/2005
5 - NAME  OF THE AUDITOR                                  6 - CVM CODE
    Deloitte Touche Tohmatsu Auditores Independentes          00385-9
7 - NAME OF THE TECHINICAL RESPONSIBLE                    8 - CPF N(0)
Celso de Almeida Moraes                                   680.686.898-34


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

 01.01 - IDENTIFICATION
 ----------------------------------------------------------------------------------------------------------------------
 1 - CVM CODE                            NAME OF THE COMPANY                       3 - TAXPAYER N(0)
 00043-4                                 Aracruz Celulose S.A.                     42.157.511/0001-61

01.06 - GENERAL INFORMATION
-----------------------------------------------------------------------------------------------------------------------
1 -  BRAZILIAN STOCK EXCHANGES WHERE THE COMPANY IS LISTED       2 - MARKETS WHERE SECURITIES ARE TRADED
          Sao Paulo Stock Exchange                               Stock Exchange

3 - SITUATION       4 - ACTIVITY CODE                                 5 - ACTIVITY OF THE COMPANY
    In Operation        104 - Pulp & Paper Industry                       Production of Bleached Eucalyptus Pulp

01.07 - STOCK CONTROL / SECURITIES ISSUED
-----------------------------------------------------------------------------------------------------------------------
1 - STOCK CONTROL                                        2 - SECURITIES ISSUED BY THE COMPANY
     Private, Brazilian                                      Shares and debenturies

01.08 - PUBLICATION OF INFORMATIVE DOCUMENTS
-----------------------------------------------------------------------------------------------------------------------
1 - NOTICE TO SHAREHOLDERS ABOUT AVAILABILITY OF THE     2 - STOCKHOLDERS' MEETING TO APPROVE THE
    FINANCIAL STATEMENTS                                     FINANCIAL STATEMENTS
                01/17/2005                                    04/05/2005

3 - ANNOUNCEMENT OF STOCKHOLDERS' MEETING TO APPROVE     4 - PUBLICATION OF FINANCIAL STATEMENTS
THE FINANCIAL STATEMENTS
                04/06/2005                                              01/172005

01.09 - NEWSPAPERS IN WHICH THE COMPANY PUBLISHES INFORMATION
-----------------------------------------------------------------------------------------------------------------------
1 - NAME                                                                            2 - STATE

      A  Gazeta                                                                          Espirito Santo
      Diario Oficial do Estado do Espirito Santo                                         Espirito Santo
      Gazeta Mercantil                                                                    Sao Paulo
      A Tribuna                                                                          Espirito Santo

01.10 - DIRECTOR OF MARKET RELATIONS
-----------------------------------------------------------------------------------------------------------------------
1 - DATE                                                  2 - SIGNATURE
05/17/2005                                                ( signed ) Isac Roffe Zagury


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------------
1 - CVM CODE                    2 - NAME OF THE COMPANY                 3 - TAXPAYER NO
00043-4                         ARACRUZ CELULOSE S.A.                   42.157.511/0001-61
----------------------------------------------------------------------------------------------

02.01.01 - BOARD OF DIRECTORS AND CHIEF OFFICERS OF THE COMPANY
----------------------------------------------------------------------------------------------------------------------------
1 - ITEM  2 - ADMINISTRATOR                     3 - CPF             4 - DATE OF    5 - TERM OF     6 - CODE    8 - ELECT FOR
                                                                      ELECTION       OFFICE                     CONTROLLER
----------------------------------------------------------------------------------------------------------------------------
   01      Carlos Alberto Vieira                000.199.171-04      04/29/2004      04/30/2007       2             Yes
   02      Eliezer Batista da Silva             607.460.507-63      04/29/2004      04/30/2007       2             Yes
   03      Haakon Lorentzen                     667.258.797-72      04/29/2004      04/30/2007       2             Yes
   04      Luiz Aranha Correa do Lago           375.703.317-53      04/29/2004      04/30/2007       2             Yes
   05      Joao Carlos Chede                    221.664.051-53      04/29/2005      04/30/2007       2             Yes
   06      Ernane Galveas                       007.998.407-00      04/29/2004      04/30/2007       2             Yes
   07      Raul Calfat                          635.261.408-63      07/16/2004      04/30/2007       2             Yes
   08      Alvaro Luis Veloso                   456.981.636-34      04/05/2005      04/30/2007       2             Yes
   09      Nelson Koichi Shimada                042.170.338-50      04/29/2004      04/30/2007       2             Yes
   10      Sandra Meira Starling                132.083.066-87      04/29/2004      04/30/2007       2             Yes
   11      Isaac Sutton                         047.010.738-30      04/29/2004      04/30/2007       2             Yes
   12      Thomas de Mello e Souza              014.558.257-43      04/29/2004      04/30/2007       2             Yes
   13      Bernardo Parnes                      006.102.448-17      04/29/2004      04/30/2007       2             Yes
   14      Helge Pedersen                       579.566.930-04      04/29/2004      04/30/2007       2             Yes
   15      Carlos Jurgen Temke                  610.818.507-44      04/29/2004      04/30/2007       2             Yes
   16      Alex H. Haegler                      004.864.347-53      04/29/2004      04/30/2007       2             Yes
   17      Marcus Olyntho de Camargo Arruda     067.020.158-87      04/29/2004      04/30/2007       2             Yes
   18      Gilberto Lara Nogueira               386.364.768-87      04/29/2004      04/30/2007       2             Yes
   19      Alexandre D'Ambrosio                 042.170.338-50      04/29/2004      04/30/2007       2             Yes
   20      Fernando Roth Schimidt               000.955.675-34      04/29/2004      04/30/2007       2             Yes
   21      Carlos Augusto Lira Aguiar           032.209.829-72      07/24/2003      07/24/2006       1
   22      Walter Lidio Nunes                   151.624.270-04      07/24/2003      07/24/2006       1
   23      Joao Felipe Carsalade                468.913.667-04      07/24/2003      07/24/2006       1
   24      Isac Roffe Zagury                    261.319.197-04      07/24/2003      07/24/2006       1

TABLE CONTINUED

-----------------------------------------------------------
8  -  POSITION/         9 - FUNCTION
FUNCTION
-----------------------------------------------------------
 20              Chairman of Council of Administration
 22              Council of Administration
 22              Council of Administration
 22              Council of Administration
 22              Council of Administration
 22              Council of Administration
 22              Council of Administration
 22              Council of Administration
 22              Council of Administration
 22              Council of Administration
 23              Council of Administration  Substitute
 23              Council of Administration  Substitute
 23              Council of Administration  Substitute
 23              Council of Administration  Substitute
 23              Council of Administration  Substitute
 23              Council of Administration  Substitute
 23              Council of Administration  Substitute
 23              Council of Administration  Substitute
 23              Council of Administration  Substitute
 23              Council of Administration  Substitute
 10              Director President
 19              Director of operations
 19              Commercial Director
 12              Director of Market Relations

  Director of Market Relations


NOTE:
1 - BELONGS TO THE COMPANY ONLY
2 - BELONGS TO THE BOARD OF DIRECTORS ONLY

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------------
1 - CVM CODE                    2 - NAME OF THE COMPANY                 3 - TAXPAYER NO
00043-4                         ARACRUZ CELULOSE S.A.                   42.157.511/0001-61
----------------------------------------------------------------------------------------------

----------------------------------------------
1 - COUNCIL FISCAL INSTALLED     2 - PERMANENT
YES                              NO
----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
3 - ITEM   4 - NAME                           5 - CPF          6 - DATE OF  7 - TERM OF  8 - POSITION/  9 - FUNCTION
                                                               ELECTION     OFFICE       FUNCTION/
-----------------------------------------------------------------------------------------------------------------------------------

   01      Wagner Braz                        881.756.858-91   04/29/2005    04/30/2006        43       F.C. (Effective) Elect for
                                                                                                        the Majority Stockholder

   02      Fernando Octavio MArtins Alves     129.014.907-00   04/29/2005    04/30/2006        44       F.C. (Effective) Elect for
                                                                                                        the Preferred Stockholder

   03      Sheila Periard Henrique Silva      069.227.887-70   04/29/2005    04/30/2006        46       F.C. (Substitute) Elect for
                                                                                                        the Majority Stockholder

   04      Jorge Juliano de Oliveira          036.002.768-75   04/29/2005   04/30/2006         47       F.C. (Substitute) Elect for
                                                                                                        the PreferredStockholder

   05      Octavio Mauro Muniz Freire Alves   180.556.647-49   04/29/2005    04/30/2006        45       F.C. (Effective) Elect for
                                                                                                        the Minority Stockholder

   06      Luiz Coelho Repis                  090.957.567-34   04/29/2005    04/30/2006        48       F.C. (Substitute) Elect for
                                                                                                        the Minority Stockholder


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER, FISCAL COUNCIL AND OFFICER
--------------------------------------------------------------------------------


MEMBERS OF COUNCIL OF ADMINISTRATION:

1.       CARLOS ALBERTO VIEIRA

Member of the Board of Directors of Aracruz Celulose S.A. since April 15, 1988. Was elected president of the Council of Administration on April 29, 2004. Also Chairman of Banco Safra S.A., Albatroz S.A., Safra Companhia de Arrendamento Mercantil S.A., Safra Leasing S.A. Arrendamento Mercantil, Agropecuaria Potrillo S.A., Pastoril Agropecuaria Couto Magalhaes S.A., Safra Holding S.A., and Safra Participacoes S.A. Also President of Banco Safra de Investimentos S.A. and a Director of Safra Seguradora S.A. Economist graduated from Pontificia Universidade Catolica de Sao Paulo. Born April 2, 1934.

2.       ELIEZER BATISTA DA SILVA

Member of the Board of Directors of Aracruz Celulose S.A. since June 28, 1996. He is also Chairman of Rio Doce International. In 1992, he served as the Brazilian Government's Secretary for Strategic Affaris. From 1979 to 1986, he was Chairman of Companhia Vale do Rio Doce and also President of its Board of Officers. He was President of Mineracoes Brasileiras Reunidas S.A. (Caemi Group) from 1964 to 1968, and Minister of Mines and Energy from 1962 to 1964.

3.       HAAKON LORENTZEN

Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 1991. Administrative and Data Processing Director of Lorentzen Empreendimentos S.A., Member of the Board of Directors and Director of Arapar S.A. and Lorentzen Empreendimentos S.A. Also Chairman of the Board of Directors of Companhia de Navegacao Norsul. Economist graduated from Pontificia Universidade Catolica do Rio de Janeiro and Harvard Business School (USA). Born August 23, 1954.

4.       LUIZ ARANHA CORREA DO LAGO

Member of the Board of Directors of Aracruz Celulose S.A. since APRIL , 1988. Director of Planning of Lorentzen Empreendimentos S.A., from Marco of 1988. Full teacher of the Department of Economy, of the Pontificia Catholic University of Rio de Janeiro, from Marco of 1979. Former-boss of the Center of Monetary Studies and of International Economy (CEMEI), IBRE, of the Fundacao Getulio Vargas (1981-1986). Former-director of the Area of Market of Capitals of the Central Bank of Brazil (1987-1988). Doctor in Economy, Ph.D, for the University of Harvard, Cambridge, Massachusetts. Born November 27, 1950.

5.       JOAO CARLOS CHEDE

Mr. Chede was an alternate member of our Board of Directors from April 2003 to April 2004. In April 29, 2005 he was elected a member of the board.He has been Safra Bank Executive Director since 1990. He is also a Director of the companies of Safra group : Safra Comercio e Servicos Ltda; Banco Safra de Investimentos S.A.; Canarias Corretora de Seguros S.A; Sodepa Sociedade de Empreendimentos Publicidade e Participacoes Ltda; Cedral Companhia de Comercio Exterior S.A.

6.       ERNANE GALVEAS

Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 1994. President, APEC (Economy Studies Development Association) Counsel; Economic Counselor for the Presidence of Confederacao Nacional do Comercio (National Confederation of Commerce), Member of the Technical Counsel for the National Confederation of Commerce, Member of the Counsel of the International Law and Economy Academy - Sao Paulo. Was Financial Director of the Merchant Navy Commission, Director of CACEX (External Commerce Fund), President of the Central Bank of Brazil, ABECEL - Brazilian Cellulose Exporters Association, Minister of the Treasury. Master in Economics graduated from Yale University, Connecticut, U.S.A.. Born December 10, 1922.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

7.       RAUL CALFAT
Member of the Board of Directors of Aracruz Celulose S.A. since July 16, 2004. Also director of Votorantim Industrial since January 2004. He was President of Votorantim Celulose e Papel S.A.until December 2003. Also of Member of the Board of Directors of Votorantim Celulose and Papel S.A. Occupied several positions in associative level, having been Vice-president of ADVB - Association of the Leaders of Sales of Brazil, Brazilian Foundation of Marketing and President of the Association From Sao Paulo of the Manufacturers of Paper and Cellulose. He/she is now Vice-president of Paper to Print and to Write of BRACELPA - Brazilian Association of the Manufacturers of Paper and Cellulose. He/she worked in the Papel Simao since 1974, having exercised several prominence functions in the international and domestic areas in sales, marketing and logistics, becoming Commercial Director in 1982. It assumed Papel Simao's Presidency in 1987 and after the acquisition of this for Votorantim in 1992, he/she became Director Superintendente and member of Council of Administration of Celpav and of the Papel Simao, that you/they were coalition object later with Votorantim Cellulose's denomination and Papel S.A. is formed in Adminsitracao of Companies by the Fundacao Getulio Vargas and he/she has specialization for presidents of companies for IMD - Lausane - Switzerland.

8.       ALVARO LUIS VELOSO
Member of the Board of Directors of Aracruz Celulose S.A. since April 05, 2005. Also Director of the Planning Votorantim grou since March, 2005. Economist graduated from Pontificia Universidade Catolica of the Minas Gerais with with fluency courses in English, Spanish and intermediate French. Born June 10, 1964

9.       NELSON KOICHI SHIMADA
Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 2004. Also . Also Director of the Votorantim Financas S.A. . Formed in engineering of the Production for the University of Sao Paulo. Economist graduated from University of Administration of Sao Paulo . Born April 05, 1953.

10.      SANDRA MEIRA STARLING
Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 2003. Also Executive Secretary of department of Labor and Job since January of 2003. It was also Director of Research and Extension of the Papal Catholic University of MG, teacher of the Department of Sociology and Anthropology of University of Philosophy and humanities - UFMG and teacher of the Department of Private Right of University of Right of UFMG. Master's degree in Political Sciences for the Department of Political Sciences of the Federal University of Minas Gerais and Baccalaureate in Right for University of Right of the Federal University of Minas Gerais. Born April 16, 1944.

11.      ISAAC SUTTON
Member of the Board of Directors of Aracruz Celulose S.A. since 1996 and coordinator of the committee of audit of the company since 1997. Also Director of Safra Group since 1994. Also member of the Board of Directors of Telenordeste Celular and Telecelular Sul.. Economist graduated from University of Sao Paulo.

12.      THOMAS DE MELLO E SOUZA
Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Also member of the Board of Directors of JS Investments Ltd. Economist graduated from Clark University Massachussetts. Born September 25, 1970.

--------------------------------------------------------------------------------
02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER, FISCAL COUNCIL AND OFFICER
--------------------------------------------------------------------------------

13.      BERNARDO PARNES
Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Also member of the Board of Directors of Cellcom Israel Ltd, President Director of JS Investiments Ltd, President of the Council of Ethical Norms of the Brazilian Association of Investment Banks, director of the chevra kadisha. Administrator of companies for the foundation Amando alvares Penteado,

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

bachelor in right for the university of right of the university of Sao Paulo and graduated by the foundation Getulio Vargas, with concentration in economy and finances.

14.      HELGE PEDERSEN
Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Also member of the Board of Directors of Lorentzen Empreendimentos and Financial Director of the O Mustad & Son A.S. .Administrator of Companies for the University of Wiscousin. Born Ocotber 9, 1938.

15.      CARLOS JURGEN TEMKE
Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/28/2003. Also member of the Board of Directors of Lorentzen Empreendimentos and councillor in the Companies of Technology and Information which the Lorentzen Group maintains investments. Graduate Engeneer at University Rio de Janeiro.

16.      ALEX HAEGLER
Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Also member of the Board of Directors of Lorentzen Empreendimentos, Cimentos Maua S.A. and Sika S.A.. President of Haegler S.A. Representative of Credit Suisse in Brazil. Director of the Community Action of Brazil. Economist graduated from University of HAvard. Bron April 30, 1933.

17.      MARCUS OLYNTHO DE CAMARGO ARRUDA
Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/30/2002. Also member of the Board of Directors Votorantim Financas S.A. Director Vice-PResident of Bank Votorantim S.A. bachelor in right and Administrator of Companies for the Fundation GetulioVargas. Born April 13, 1946.

18.      GILBERTO LARA NOGUEIRA
Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Director of organizational development of the Votorantim Participacoes, since November 2003. Before, corporate director for the polyamide division, at world level, headquartered in the head office of the company Rhodia S.A., in France. Mechanical engineer formed at the School of Engineering of Maua. Born February 25, 1949.

19.      ALEXANDRE D'AMBROSIO
Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Director of organizational development of the Votorantim Participacoes, since June 2003. Graduate for University of Right of the University of Sao Paulo, Master in International Right for Havard University and in Right Compared by George Washington University. Member of the Order of the Lawyers of Brazil(OAB Sao PAulo), of the District of Columbia Bar (USA) and of the Court of International Trade (New York). Born August 1, 1962

20.      FERNANDO ROTH SCHMIDT
Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Lawyer, graduate for University of Right of the University of Bahia, Academical teacher in University of Right of the University of Salvador, is now cabinet boss and International Assistant of the Special General office of Council of Economical and Social Development of the Presidency of the Republic. Born April 25, 1944.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER, FISCAL COUNCIL AND OFFICER
--------------------------------------------------------------------------------

    MEMBERS OF CONSELHO FISCAL:

21.      WAGNER BRAZ

Member of Fiscal Council of Aracruz Celulose S.A. since 04/2000. it is also ,Elect Director and ratified, for the Central Bank of Brazil, of the Bank J. Safra S.A., since April 09, 1999. It is, also, Executive Superintendent of the Conglomerado Safra, answering for the areas of Accounting, Juridical Societario and Fiscal of the Banco Safra S/A, Safra Leasing S.A. Mercantile Leasing, Agropecuaria Potrillo S.A., Pastoral Farming Couto Magalhaes S.A., Distributing Harvest of Titles and Valores Mobiliarios Ltd., Harvest Broker of Values and Exchange Ltd., Safra Seguradora S.A. and too much integral companies of the Conglomerado Safra. Formed in accounting. Born: 17/12/1955.

22.      FERNANDO OCTAVIO MARTINS ALVES
Member of Fiscal Council of Aracruz Celulose S.A.. 16 years ago it is Managing Financial of the Grupo Lorentzen, in the companies: Arapar S.A., Lorenpar S.A., Lorentzen Empreendimentos S.A. and Norbrasa Empreendimentos S.A.. it was Managing of the Stock exchange of Rio de Janeiro, having been teacher of the Papal Catholic University (IAG-RJ) and of the Fundacao Getulio Vargas (CADEMP-RJ). it Studied the School of Engineering of UFF - it would Engineer Civil. Born in 07.11.44.

23.      SHEILA PERIARD HENRIQUE SILVA
Member of Fiscal Council of Aracruz Celulose S.A. since 29/04/2004. Economist with master's degree in Industrial Economy for the Federal University of Rio de Janeiro. It acts in Grupo Harvest's Holding since 1997. Previous experiences:
Brasilpar Financial Services, Alcatel Telecomunicacoes, Pepsi-Cola International, I Support Brascan. Born: 22/08/63

24.      JORGE JULIANO DE OLIVEIRA
Member of the Committee of Auditing of Aracruz Celulose S.A. is also Substitute ,of the Fiscal Committee of Aracruz. Corporate manager of Auditing Interns of the Votorantim Participacoes S.A. Bacharel in Accounting Sciences for the University Sao Judas Tadeu, with professional registration in Regional Council of Accounting of Sao Paulo under no. 1SP-154.766/O-3. Born: 11/11/1963.

25.      OCTAVIO MAURO MUNIZ FREIRE ALVES
Elected in April 29th, 2005 as senior member of Aracruz Celulose S.A. Fiscal Board.. Was deputy of Business Board for VALEPAR S.A., Cia. Vale do Rio Doce - CVRD and Cia. Siderurgica Nacional - CSN, besides being a LITEL Director (institution used by pension funds when CVRD was privatized). PREVI Controller Manager - Caixa de Previdencia dos Funcionarios do Banco do Brasil. MBA in Business Management. Graduate as a Controller from Universidade de Sao Paulo - USP. Have a Finance Business MBA from IBMEC-RJ. Date of Birth: March 01st:1961.

26.      LUIZ COELHO REPIS
Member of Fiscal Council of Aracruz Celulose S.A. since 29/04/2004. he/she is also consultant of the company Collects Technology from July of 2001. It was auditor of Brasil S.A.'S Bank in the period of July from 1994 to April of 2001, where it accomplished auditings in the agencies of the Bank of Brazil of Los Angeles, San Francisco, New York, Paris, Vienna, London and in the offices of Washington and BB Securities in London. Formed in Accounting Cicencias by Faculdade Moraes Junior, with MBA in Fianancas for IBMEC, Auditing for USP - FIPECAFI - SP, Specialization in External Trade, Auditing and International Relationships for the FROM CEFOR - BB, in Finances - derivative market - for BMF-RJ, Finance-income Fastens - for the Auditing - Finance market and Languages for the University of Cambridge - BEC2. Other formation courses in Right - Relationships Juridical-negotiate for DESED CEFOR-BB, Finances - Administration of Liquidity in Banks for ANDIMA-RJ and Bail-administration of Risk of the Instituicoes Fianceiras for FEBRABAN-SP.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER, FISCAL COUNCIL AND OFFICER
--------------------------------------------------------------------------------

  MEMBERS OF THE MANAGEMENT:


27.      CARLOS AUGUSTO LIRA AGUIAR.
Mr. Aguiar became President of the Company on April 17, 1998. He has been an Officer of the Company since October 25, 1985 and he was a Vice President from April 1993 to April 17, 1998. Due to the resignation of Mr. Armando da Silva Figueira as President, effective at February 11, 1993, Mr. Aguiar was also the Acting President from such date until November 16, 1993. Since 1981, Mr. Aguiar has held various managerial positions with the operations department of the Company.

28.      WALTER LIDIO NUNES
Chief Officer of Aracruz Celulose S.A. since MaY 27, 1998. Since 1977 has held various managerial positions with's the industrial area. He is graduate Engeneer at PUC University Rio Grande do Sul. also he is Specializzed in managment. Born October 1st, 1948.

29.      JOAO FELIPE CARSALADE
Chief Commercial Officer of Aracruz Celulose S.A. since September 6, 1993. graduated in Commercial Department of Aracruz Celulose S.A.. He was General Manager of Sales before his nomination to be Chief Commercial Officer. Business Administration, Political Sciences School, Rio de Janeiro. Born September14, 1945.

30.      ISAC ROFFE ZAGURY
Financial director of Aracruz Celulose S.A since 06/06/2003. it Occupied several executive functions in BNDES since 1979, Director in 2000 and Vice Presidente in 2002. In 1999, it was attached secretary of National Treasury. Economist with master's degree for the Papal Catholic University of Rio de Janeiro. Born: June 03, 1951.

                                      * * *

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------



 03.01 - EVENTS RELANTED TO DISTRIBUTION OF CAPITAL

1 - BASE EVENT     2 - DATE OF EVENT   3 - INDIVIDUALS & CORPORATIONS   4 - INSTITUCIONAL   5 - SHAREHOLDERS'       6 - PREFERRED
                                                                             INVESTORS           AGREEMENT              VOTING STOCK
   AGO/E           04/29/2005                       4,490                         388              Yes                        No

7 - CUMULATIVE PREFERRED SHARES                                                    8 - DATES FROM THE LAST AGREEMENT OF SHAREHOLDERS
                                                                                             02/05/2003

 STOCKS IN CIRCULATION IN THE MARKET
COMMON STOCK                               PREFERRED STOCK                                     TOTAL
9 -AMOUNT (UNIT)     10 - PERCENTAGE   11 -AMOUNT (UNIT)             12 - PERCENTAGE       13 -AMOUNT (UNIT)    14 - PERCENTAGE
   15,507.357              3.41                447,257,996               77.49                  462,765,353        44.82



03.02 - STOCKHOLDER STRUCTURE OF THE SHAREHOLDERS WITH OVER 5% OF VOTING STOCK

1 - ITEM 2 - NAME                   3 - TAXPAYER        4 -          5 - STATE   COMMON STOCK        PREFERRED STOCK    TOTAL SHARES
                                    NO./CPF             NATIONALITY
                                                                                  6 - QU'TY 7 - %  8 - QU'TY  9 - %  10 - QU'TY 11-%
                                                                                   (000)              (000)              (000)
  01     Newark Financial Inc.            -            B.V. Islands     -         127,507   28.00         -       -   127,507  12.30
  02     Arainvest Participacoes    06.139.408/0001-25 Brazilian        SP        127,507   28.00    27,737    4.80   155,244  15.00
         S.A.
  03     Arapar S.A.                29.282.803/0001-68 Brazilian        RJ        127,494   28.00         -       -   127,494  12.30
  04     BNDES Participacoes  S.A.  00.383.281/0001-09 Brazilian        RJ         56,881   12.49    42,915    7,50    99,796   9.70
  05     Lorentzen Empreendimentos  33.107.533/0001-26 Brazilian        RJ             12    0.00                          12   0.00
  97     Treasuary Stock                  -              -              -             483    0.11     1,378    0.20     1,861   0.30
  98     Others                           -              -              -          15,507    3.40   505,133   87.50   520,640  50.40

  99     Total                                                                    455,391  100.00   577,163  100.00 1,032,554 100.00

TABLE CONTINUED

12 - DATE OF      13 - PARTICIPATES IN THE      14 -
     CAPITAL           AGREEMENT                   Stockholder
     COMPOSITION       OF SHAREHOLDERS

 03/31/2005              Yes                           Yes
 03/31/2005              Yes                           Yes

 03/31/2005              Yes                           Yes
 03/31/2005              Yes                           Yes
 03/31/2005              Yes                           Yes



  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL
------------------------------------------------------------------------------------------------------


1 - ITEM                02  - NAME OF THE HOLDING COMPANY/ INVESTOR

  01                    Newark Financial Inc.


1 - ITEM   2 - NAME                             3 - TAXPAYER NO.      4 - NATIONALITY  5 - STATE         COMMON STOCK
                                                                                                    6 - QU'TY       7 - %
    0101    VCP Exportadora e Participacoes S.a.  04.200.577-0001/27      Brazilian        SP            50,000      100.00
    0199    Total                                                                                        50,000      100,00


1 - ITEM      02  - NAME OF THE HOLDING COMPANY/ INVESTOR
0101          VCP Exportadora e Participacoes S.a

1 - ITEM      2 - NAME                              3 - TAXPAYER NO.         4 - NATIONALITY  5 - STATE      COMMON STOCK
                                                                                                          6 - QU'TY    7 - %
  010101        VCP Votorantim Celulose e Papel S.A.   60.643.228-0001/21        Brazilian        SP     70,200,100    100.00
  010199        Total                                                                                    70,200,100    100,00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM      02  - NAME OF THE HOLDING COMPANY/ INVESTOR
010101        Votorantim Celulose e Papel S.A.

1 - ITEM      2 - NAME                                 3 - TAXPAYER NO.      4 -           5 - STATE       COMMON STOCK
                                                                             NATIONALITY
                                                                                                        6 - QU'TY      7 - %
  01010101      Votocel Filmes Flexiveis Ltda            61.397.246/0001-33    Brazilian      SP         94,022,846     88.95
  01010102      Nova HPI Participacoes                   65.785.669/0001-81    Brazilian      SP         11,679,604     11.05
  01010103      Treasuary Stock                                                                                   2      0.00
  01010104      BNDES Participacoes S.A. - BNDESPAR      00.383.281/0001-09    Brazilian      RJ                  0      0.00
  01010105      Outros                                                                                            0      0.00
  01010199      Total                                                                                   105,702,452   100.000


1 - ITEM       02  - NAME OF THE HOLDING COMPANY/ INVESTOR
01010101       Votocel Filmes Flexiveis Ltda

1 - ITEM       2 - NAME                             3 - TAXPAYER NO.         4 -           5 - STATE       COMMON STOCK
                                                                             NATIONALITY
                                                                                                        6 - QU'TY      7 - %
0101010101       Votorqantim Participacoes S.A.        61.082.582/0001-97      Brazilian      SP          5,018,348    100.00
0101001102       Hejoassu Administracao Ltda           61.194.148/0001-07      Brazilian      SP                  1      0.00
0101010199       Total                                                                                    5,018,349    100.00

TABLE CONTINUED

                        2 - DATE OF CAPITAL
                        COMPOSITION
                        03/31/2005

      PREFERRED STOCK             TOTAL SHARES
   8 - QU'TY       9 - %      10 - QU'TY      11 - %
                                    50,000    100.00
                                    50,000    100,00


                      2 - DATE OF CAPITAL COMPOSITION
                      03/31/2005

       PREFERRED STOCK             TOTAL SHARES
    8 - QU'TY      9 - %      10 - QU'TY     11 - %
                              70,200,100      100.00
                              70,200,100      100,00



                      2 - DATE OF CAPITAL COMPOSITION
                      03/31/2005

       PREFERRED STOCK             TOTAL SHARES

     8 - QU'TY      9 - %      10 - QU'TY     11 - %
               3      0.00      94,022,849     49.07
               0      0.00      11,679,604      6.10
          30,799      0.04          30,801      0.02
       7,136,124      8.31       7,136,124      3.72
      78,744,120     91.65      78,744,120     41.09
      85,911,046    100.00     191,613,498    100,00


                      2 - DATE OF CAPITAL COMPOSITION
                      03/31/2005

       PREFERRED STOCK             TOTAL SHARES

     8 - QU'TY      9 - %      10 - QU'TY     11 - %
                                 5,018,348    100.00
                                         1      0.00
                                 5,018,349    100.00

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL
-------------------------------------------------------------------------------------------------------

1 - ITEM          02  - NAME OF THE HOLDING COMPANY/ INVESTOR
0101010101        Votorantim Participacoes S.A.

1 - ITEM          2 - NAME                                3 - TAXPAYER NO.   4 -           5 - STATE       COMMON STOCK
                                                                             NATIONALITY
                                                                                                        6 - QU'TY      7 - %
010101010101        Hejoassu Administracao Ltda           61.194.148/0001-07   Brazilian      SP      4,039,553,777     98.16
010101010102        Jose Ermirio de Moraes Filho-Espolio    039.682.948-15     Brazilian      SP         19,026,623      0.46
010101010103        Antonio Ermirio de Moraes               004.806.578-15     Brazilian      SP         19,026,623      0.46
010101010104        Ermirio Pereira de Moraes               499.217.118-49     Brazilian      RJ         19,026,623      0.46
010101010105        Maria Helena Moraes Scripillitti        174.502.828-52     Brazilian      SP         19,026,623      0.46
010101010199        Total                                                                             4,115,660,269    100.00


1 - ITEM          02  - NAME OF THE HOLDING COMPANY/ INVESTOR
0101010103          Hejoassu Administracao Ltda

1 - ITEM          2 - NAME                                3 - TAXPAYER NO.   4 -           5 - STATE       COMMON STOCK
                                                                             NATIONALITY
                                                                                                        6 - QU'TY      7 - %
010101010301        Jose Ermirio de Moraes Filho - Espolio  039.682.948-15     Brazilian      SP            400,000     25.00
010101010302        AEM Participacoes S.A.                05.062.403/0001-89   Brazilian      SP            400,000     25.00
010101010303        ERMAN Participacoes S.A.              05.062.376/0001-44   Brazilian      SP            400,000     25.00
010101010304        MRC Participacoes S.A.                05.062.355/0001-29   Brazilian      RJ            400,000     25.00
010101010399        Total                                                      Brazilian      SP          1,600,000    100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM            02  - NAME OF THE HOLDING COMPANY/ INVESTOR
010101010302        AEM Participacoes S.A.

1 - ITEM            2 - NAME                              3 - TAXPAYER NO.   4 -           5 - STATE       COMMON STOCK
                                                                             NATIONALITY
                                                                                                        6 - QU'TY      7 - %
01010101030201      Antonio Ermirio de Moraes                                  Brazilian      SP        684,729,100    100.00
01010101030202      JEMFParticipacoes S.A                 05.062.394/0001-26   Brazilian      SP               0,00      0.00
01010101030203      ERMAN Participacoes S.A.              05.062.376/0001-44   Brazilian      SP               0,00      0.00
01010101030204      MRC Participacoes S.A.                05.062.355/0001-29   Brazilian      SP               0,00      0.00
01010101030299      Total                                                                               684,729,100    100.00


TABLE CONTINUED


                    2 - DATE OF CAPITAL COMPOSITION
                    03/31/2005

     PREFERRED STOCK             TOTAL SHARES

   8 - QU'TY      9 - %      10 - QU'TY     11 - %
                           4,039,553,777     98.16
                              19,026,623      0.46
                              19,026,623      0.46
                              19,026,623      0.46
                              19,026,623      0.46
                           4,115,660,269    100,00


                    2 - DATE OF CAPITAL COMPOSITION
                    03/31/2005

     PREFERRED STOCK             TOTAL SHARES

   8 - QU'TY      9 - %      10 - QU'TY     11 - %
                                 400,000     25.00
                                 400,000     25.00
                                 400,000     25.00
                                 400,000     25.00
                               1,600,000    100.00



                    2 - DATE OF CAPITAL COMPOSITION
                    03/31/2005

     PREFERRED STOCK             TOTAL SHARES

   8 - QU'TY      9 - %      10 - QU'TY     11 - %
          0,00      0.00     684,729,100    100.00
           300     33.33             300      0.00
           300     33.33             300      0.00
           300     33.34             300      0.00
           900    100.00     684,730,000    100.00




  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

1 - ITEM      02  - Name of THE holding company/ investor                                            2 - DATE OF CAPITAL COMPOSITION
0101010103         JEMF Participacoes S.A.                                                               03/31/2005

1 - ITEM            2 - NAME                              3 - TAXPAYER NO.   4 -           5 - STATE       COMMON STOCK
                                                                             NATIONALITY
                                                                                                        6 - QU'TY      7 - %
01010101031101      Jose Ermirio de Moraes Neto                                Brazilian      SP              3,500     33.33
01010101031102      Jose Roberto Ermirio de Moraes                             Brazilian      SP              3,500     33.34
01010101031103      Neide Helena  de Moraes                                    Brazilian      SP              3,500     33.33
01010101031104      AEM Participacoes S.A                 05.062.403/0001-89   Brazilian      SP               0,00      0.00
01010101031105      ERMAN Participacoes S.A.              05.062.376/0001-44   Brazilian      SP               0,00      0.00
01010101031106      MRC Participacoes S.A.                05.062.355/0001-29   Brazilian      SP               0,00      0.00
01010101031199      Total                                                                                    10,500    100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL



1 - ITEM            02  - NAME OF THE HOLDING COMPANY/ INVESTOR
010101010303        ERMAN Participacoes S.A.

1 - ITEM            2 - NAME                              3 - TAXPAYER NO.   4 -           5 - STATE       COMMON STOCK
                                                                             NATIONALITY
                                                                                                        6 - QU'TY      7 - %
01010101030301      Ermirio Pereira de Moraes                                  Brazilian      SP        684,729,100    100.00
01010101030302      JEMF Participacoes S.A                05.062.394/0001-26   Brazilian      SP               0,00      0.00
01010101030303      AEM Participacoes S.A                 05.062.403/0001-89   Brazilian      SP               0,00      0.00
01010101030304      MRC Participacoes S.A.                05.062.355/0001-29   Brazilian      SP               0,00      0.00
01010101030399      Total                                                                               684,729,100    100.00


1 - ITEM            02  - NAME OF THE HOLDING COMPANY/ INVESTOR
010101010304        MRC Participacoes S.A.

1 - ITEM            2 - NAME                              3 - TAXPAYER NO.   4 -           5 - STATE       COMMON STOCK
                                                                             NATIONALITY
                                                                                                        6 - QU'TY      7 - %
01010101030401      Maria Helena de Moraes S. Noschese                         Brazilian      SP        684,729,100    100.00
01010101030402      JEMF Participacoes S.A                05.062.394/0001-26   Brazilian      SP               0,00      0.00
01010101030403      AEM Participacoes S.A                 05.062.403/0001-89   Brazilian      SP               0,00      0.00
01010101030404      ERMAN Participacoes S.A.              05.062.376/0001-44   Brazilian      SP               0,00      0.00
01010101030499      Total                                                                               684,729,100    100.00

TABLE CONTINUED


    PREFERRED STOCK             TOTAL SHARES

  8 - QU'TY      9 - %      10 - QU'TY     11 - %
                                  3,500     33.30
                                  3,500     33.30
                                  3,500     33.30
            4     33.33               4      0.04
            4     33.33               4      0.03
            4     33.34               4      0.03
           12    100.00          10,512    100.00





                   2 - DATE OF CAPITAL COMPOSITION
                   03/31/2005

    PREFERRED STOCK             TOTAL SHARES

  8 - QU'TY      9 - %      10 - QU'TY     11 - %
         0,00      0.00     684,729,100    100.00
          300     33.33             300      0.00
          300     33.33             300      0.00
          300     33.34             300      0.00
          900    100.00     684,730,000    100.00


                   2 - DATE OF CAPITAL COMPOSITION
                   03/31/2005

    PREFERRED STOCK             TOTAL SHARES

  8 - QU'TY      9 - %      10 - QU'TY     11 - %
         0,00      0.00     684,729,100    100.00
          300     33.33             300      0.00
          300     33.33             300      0.00
          300     33.34             300      0.00
          900    100.00     684,730,000    100.00




  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM          02  - NAME OF THE HOLDING COMPANY/ INVESTOR
01010102          Nova HPI Participacoes Ltda

1 - ITEM          2 - NAME                                3 - TAXPAYER NO.   4 -           5 - STATE       COMMON STOCK
                                                                             NATIONALITY
                                                                                                        6 - QU'TY      7 - %
0101010201          Votorantim participacoes S.A.         61.082.582/0001-97   Brazilian      SP          7,212,408    100.00
0101010202          Hejoassu Administracao Ltda           61.194.148/0001-07   Brazilian      SP                  1      0.00
0101010299          Total                                                      Brazilian      SP          7,212,409    100.00


1 - ITEM              02  - NAME OF THE HOLDING COMPANY/ INVESTOR
0101010201              Votorantim Participacoes S.A.

1 - ITEM              2 - NAME                            3 - TAXPAYER NO.   4 -           5 - STATE       COMMON STOCK
                                                                             NATIONALITY
                                                                                                        6 - QU'TY      7 - %
010101020101            Hejoassu Administracao Ltda       61.194.148/0001-07   Brazilian      SP      4,039,553,777     98.16
010101020102            Jose Ermirio de Moraes Filho -      039.682.948-15     Brazilian      SP         19,026,623      0.46
                        Espolio
010101020103            Antonio Ermirio de Moraes           004.806.578-15     Brazilian      SP         19,026,623      0.46
010101020104            Ermirio Pereira de Moraes           499.217.118-49     Brazilian      SP         19,026,623      0.46
010101020105            Maria Helena Moras Scripilliti      174.502.828-52     Brazilian      SP         19,026,623      0.46
010101020199            Total                                                                         4,115,660,269    100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM                02  - NAME OF THE HOLDING COMPANY/ INVESTOR

  02                    Arainvest Participacoes S.A.

1 - ITEM     2 - NAME                     3 - TAXPAYER NO.         4 - NATIONALITY     5 - STATE         COMMON STOCK
                                                                                                    6 - QU'TY       7 - %
      0201    Joseph Yacoub Safra              006.062.278-49           Brazilian          SP            85,990       49.99
      0202    Moise Yacoub Safra               006.062.198-20           Brazilian          SP            85,990       49.99
      0203    Others                                  -                     -              -                  4        0.02
      0299    Total                                                                                     171,984      100.00


1 - ITEM                02  - NAME OF THE HOLDING COMPANY/ INVESTOR

  03                    Arapar S.A.

1 - ITEM     2 - NAME                   3 - TAXPAYER NO.          4 - NATIONALITY      5 - STATE         COMMON STOCK
                                                                                                    6 - QU'TY       7 - %
  0301         Lorenpar S.A.                29.302.148/0001-62          Brazilian          RJ       747,051,991       80.00
  0302         ESL Empreendimentos          06.088.097/0001-12          Brazilian          RJ       186,762,998       20.00
  0399         Total                                                                                933,814,989      100.00

TABLE CONTINUED

    PREFERRED STOCK             TOTAL SHARES

  8 - QU'TY      9 - %      10 - QU'TY     11 - %
                              7,212,408    100.00
                                      1      0.00
                              7,212,409    100.00


                   2 - DATE OF CAPITAL COMPOSITION
                   03/31/2005

    PREFERRED STOCK             TOTAL SHARES

  8 - QU'TY      9 - %      10 - QU'TY     11 - %
                          4,039,553,777     98.16
                             19,026,623      0.46

                             19,026,623      0.46
                             19,026,623      0.46
                             19,026,623      0.46
                          4,115,660,269    100.00


                     2 - DATE OF CAPITAL
                     COMPOSITION
                     03/31/2005

   PREFERRED STOCK             TOTAL SHARES
8 - QU'TY       9 - %      10 - QU'TY      11 - %
     21,489      49.98          107,479     49.99
     21,489      49.98          107,479     49.99
         18       0.04               22      0.02
     42,996     100.00          214,980    100.00


                     2 - DATE OF CAPITAL
                     COMPOSITION
                     03/31/2005

   PREFERRED STOCK      TOTAL SHARES
8 - QU'TY      9 - %       10 - QU'TY     11 - %
         -           -     747,051,991      80.00
         -           -     186,762,998      20.00
     -               -     933,814,989     100.00


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


1 - ITEM      02  - NAME OF THE HOLDING COMPANY/ INVESTOR
0301          Lorenpar S.A.

1 - ITEM      2 - NAME                              3 - TAXPAYER NO.         4 - NATIONALITY  5 - STATE       COMMON STOCK
                                                                                                           6 - QU'TY     7 - %
  030101        Vitoria Participacoes S.A.             68.622.505/0001-21        Brazilian       RJ-       90,380,739     12.12
  030102        Lorentzen Empreendimentos S.A.         33.107.533/0001-26        Brazilian        RJ      498,297,043     66.84
  030103        Others                                          -                    -            -        26,002,496      3.49
  030104        ESL Empreendimentos                    06.088.097/0001-12        Brazilian        RJ      130,802,258     17.55
  030199        Total                                                                                     745,482,536   100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM      02  - Name of THE holding company/ investor
030102        Vitoria Participacoes S.A.

1 - ITEM      2 - NAME                              2 - TAXPAYER NO.        3 - NATIONALITY   4 - STATE     5 - COMMON STOCK
                                                                                                           6 - QU'TY        7 - %
   03010201   DnB Invest Holdings A/S                                             Norwegian                 188,644,371     99.99
   03010202   Outros                                                                                              5,000      0.01
   03010299   Total                                                                                         188,649,371    100,00


1 - ITEM       02  - Name of THE holding company/ investor
03010201       DnB Invest Holdings A/S

1 - ITEM      2 - NAME                              2 - TAXPAYER NO.        3 - NATIONALITY   4 - STATE     5 - COMMON STOCK
                                                                                                           6 - QU'TY      7 - %
   03010201   Den Norske Bank ASA                                                 Norwegian                    200,000    100.00
   03010299   Total                                                                                            200,000    100.00


TABLE CONTINUED

                   2 - DATE OF CAPITAL COMPOSITION
                   03/31/2005


     PREFERRED STOCK            TOTAL SHARES
   8 - QU'TY     9 - %      10 - QU'TY     11 - %
  108,743,706     14.58     199,124,445     13.35
  335,068,563     44.95     833,365,606     55.89
   52,506,089      7.05      78,508,585      5.28
  249,164,178     33.42     379,966,436     25.48
  745,482,536    100.00   1,490,965,072    100.00



                   2 - DATE OF CAPITAL COMPOSITION
                   03/31/2005

6 - PREFERRED STOCK       7 - TOTAL SHARES
8 - QU'TY      9 - %      10 - QU'TY          %
                           188,644,371      99.99
                                 5,000       0.01
           -          -    188,649,371     100,00


                   2 - DATE OF CAPITAL COMPOSITION
                   03/31/2005

6 - PREFERRED STOCK       7 - TOTAL SHARES
8 - QU'TY      9 - %      10 - QU'TY          %
                               200,000     100.00
                               200,000     100.00



  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL


1 - ITEM      02  - Name of THE holding company/ investor
030103         Lorentzen Empreendimentos S.A.

1 - ITEM      2 - NAME                              3 - TAXPAYER NO./CPF    4 - NATIONALITY   5 - STATE  6 - COMMON STOCK
                                                                                                         6 - QU'TY      7 - %
   03010301   Norbrasa Empreendimentos S.A.            30.927.925/0001-43         Brazilian       RJ       46,876,917     51.07
   03010302   Oivind Harald Lorentzen                      691.392.537-91    North-American        -        9,674,206     10.54
   03010303   Vertex Participacoes S.A.                31.135.387/0001-17         Brazilian       RJ       14,785,715     16.11
   03010304   Brasvest Holding S.A.                                     -       Luxemburger        -        4,921,097      5.36
   03010305   Den Norske Bank                                           -         Norwegian        -           0,00      0.00
   03010306   Per Arne Estate                                           -    North-American        -        2,506,222      2,73
   03010307   Others                                                    -                 -        -        3,837,843      4,19
   03010308   Nebra Participacoes Ltdaq                04.418.550/0001-86         Brazilian       SP        9,178,630     10.00
   03010399   Total                                                                                        91,780,630    100.00


1 - ITEM         02  - Name of THE holding company/ investor
03010301         Norbrasa Empreendimentos S.A.

1 - ITEM        2 - NAME                              2 - TAXPAYER NO./CPF   3 - NATIONALITY  4 - STATE  5 - COMMON STOCK
                                                                                                         6 - QU'TY     7 - %
   0301030101   Erling Sven Lorentzen                       021.948.307-82          Norwegian       -     77,115,802      97,40
   0301030103   Other                                                    -                  -       -      2,055,210       2,60
   0301030199   Total                                                                                     79,171,012     100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM         02  - Name of THE holding company/ investor
03010304         Vertex Participacoes S.A.

1 - ITEM        2 - NAME                             2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 - STATE 5 - COMMON STOCK
                                                                                                         6 - QU'TY      7 - %
   0301030401   DnB Invest Holdings A/S                                            Norwegian       -     188,644,371      99.99
   0301030402   Outros                                                                                        5,000       0.01
   0301030499   Total                                                                                    188,649,371     100.00


1 - ITEM         02  - Name of THE holding company/ investor
03010305         Bravest Holding S.A.

1 - ITEM        2 - NAME                             2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 - STATE 5 - COMMON STOCK
                                                                                                         6 - QU'TY      7 - %
   0301030501   Harald Ragnar Lie                                                  Norwegian       -      1,230,275      25.00
   0301030502   Ole Ragnar Lie                                                     Norwegian              1,230,275      25.00
   0301030503   Einar Ragnar Lie                                                   Norwegian              1,230,274      25.00
   0301030504   Oivind Ragnar Lie                                                  Norwegian              1,230,274      25.00
   0301030599   Total                                                                                     4,921,098     100.00

TABLE CONTINUED

                   2 - DATE OF CAPITAL COMPOSITION
                   03/31/2005


  7 - PREFERRED STOCK       8 - TOTAL SHARES
  8 - QU'TY      9 - %      10 - QU'TY     %
          0,00       0.00     46,876,917      19.87
     4.461,078       3.09     14,135,284       5,99
    20,843,598      14.46     35,629,312      15.10
    24,702,697      17.13     29,623,794      12.56
  47.813,984      33.17     47.813,984      20.26
    16,612,193      11,52     19,118,415       8,10
    26,003,911      18,04     29,841,754      12,65
     3,732,352       2.59     12,910,982       5.47
   144,169,813     100.00    235,950,443     100.00


                   2 - DATE OF CAPITAL COMPOSITION
                   03/31/2005

  6 - PREFERRED STOCK       7 - TOTAL SHARES
  8 - QU'TY      9 - %     10 - QU'TY         %
             -         -     77,115,802      97,40
             -         -      2,055,210       2,60
             -         -     79,171,012     100.00



                   2 - DATE OF CAPITAL COMPOSITION
                   03/31/2005

   6 - PREFERRED STOCK      7 - TOTAL SHARES
   8 - QU'TY      9 - %     10 - QU'TY         %
             -         -    188,644,371      99.99
            -         -          5,000       0.01
             -         -    188,649,371     100.00


                   2 - DATE OF CAPITAL COMPOSITION
                   03/31/2005

   6 - PREFERRED STOCK      7 - TOTAL SHARES
   8 - QU'TY      9 - %     10 - QU'TY        %
    6,175,674     25.00      7,405,949      25.00
    6,175,674     25.00      7,405,949      25.00
    6,175,674     25.00      7,405,948      25.00
    6,175,674     25.00      7,405,948      25.00
   24,702,696    100.00     29,623,794     100.00

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


1 - ITEM         02  - Name of THE holding company/ investor
03010311         Nebra Participacoes Ltda

1 - ITEM        2 - NAME                             2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 -     5 - COMMON STOCK
                                                                                               STATE
                                                                                                       6 - QU'TY      7 - %
   0301031101   New Era Development Co. Ltd                                         Bermudas       -     10,586,189      99.99
   0301031102   Outros                                                                                          100       0.01
   0301031199   Total                                                                                    10,586,289     100.00


TABLE CONTINUED

                    2 - DATE OF CAPITAL COMPOSITION
                    03/31/2005


  6 - PREFERRED STOCK      7 - TOTAL SHARES

  8 - QU'TY      9 - %     10 - QU'TY         %
       -           -        10,586,189      99.99
       -           -               100       0.01
       -           -        10,586,289     100.00


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM         02  - Name of THE holding company/ investor
030105           ESL  Empreendimentos S.A.

1 - ITEM         2 - NAME                              2 - TAXPAYER NO./CPF    3 - NATIONALITY 4 -     5 - COMMON STOCK
                                                                                               STATE
                                                                                                       6 - QU'TY      7 - %
03010501         Nobrasa Empreendimentos S.A..            30.927.925/0001-43   Brazilian          RJ     25,500,000      51.00
03010502         Sao Teofilo Repres. Participacoes        03.214.652/0001-17   Brazilian                 24,500,000      49.00
                 Ltda
03010503         Others                                                                                           0       0,00
03010599         Total                                                                                   50,000,000     100.00


1 - ITEM         02  - Name of THE holding company/ investor
03010502         Sao Teofilo Representacoes e Participacoes Ltda

1 - ITEM         2 - NAME                            2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 -     5 - COMMON STOCK
                                                                                               STATE
                                                                                                       6 - QU'TY      7 - %
0301050201       Caminho Editorial Ltda                 54.089.495/0001-04   Brazilian                   73,119,465      50.00
0301050202       Icatu Holding S.A.                     02.316.471/0001-39   Brazilian                   26,404,071      18.06
0301050203       Nalbra S LLC                           06.205.788/0001-59   Americana                   46,309,590      31.67
0301050204       Outros                                                                                     405,804       0.27
0301050299       Total                                                                                  146,238,930     100.00


1 - ITEM            02  - Name of THE holding company/ investor
0301050201          Caminho Editorial Ltda

1 - ITEM            2 - NAME                                2 - TAXPAYER NO./CPF 3 - NATIONALITY4 -     5 - COMMON STOCK
                                                                                                STATE
                                                                                                        6 - QU'TY      7 - %
030105020101        Brasil Warrant Adm. Bens Empresas       33.744.277/0001-88   Brazilian                76,025,379      92.80
                    Ltda
030105020102        Outros                                                                                 5,899,577       7.20
030105020199        Total                                                                                 81,924,956     100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL


1 - ITEM            02  - Name of THE holding company/ investor
030105020101        Brasil Warrant Adm. Bens Empresas Ltda

1 - ITEM              2 - NAME                                 2 - TAXPAYER       3 -           4 -     5 - COMMON STOCK
                                                               NO./CPF            NATIONALITY   STATE
                                                                                                        6 - QU'TY      7 - %
03010502010101        Fernando Roberto Moreira Salles            002.938.068-53   Brazilian                      180      75.00
03010502010102        Joao Moreira Salles                        667.197.397-00   Brazilian                       60      25.00
03010502010199        Total                                                                                      240     100.00


TABLE CONTINUED

                   2 - DATE OF CAPITAL COMPOSITION
                   03/31/2005

 6 - PREFERRED STOCK      7 - TOTAL SHARES

 8 - QU'TY      9 - %     10 - QU'TY           %
   20,299,994     40.60     45,799,994      45.80
   29,699,996     59.40     54,199,996      54.20

           10      0,00             10       0,00
   50,000,000   100.000    100,000,000     100.00


                   2 - DATE OF CAPITAL COMPOSITION
                   03/31/2005

 6 - PREFERRED STOCK      7 - TOTAL SHARES

 8 - QU'TY      9 - %     10 - QU'TY          %
                            73,119,465      50.00
                            26,404,071      18.06
                            46,309,590      31.67
                               405,804       0.27
                           146,238,930     100.00


                   2 - DATE OF CAPITAL COMPOSITION
                   03/31/2005

  6 - PREFERRED STOCK      7 - TOTAL SHARES

  8 - QU'TY      9 - %     10 - QU'TY          %
                             76,025,379      92.80

                              5,899,577       7.20
                             81,924,956     100.00


                   2 - DATE OF CAPITAL COMPOSITION
                   03/31/2005

  6 - PREFERRED STOCK      7 - TOTAL SHARES

  8 - QU'TY      9 - %     10 - QU'TY          %
           180     75.00            360      75.00
            60     25.00            120      25.00
           240                      480     100.00



  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


1 - ITEM         02  - Name of THE holding company/ investor
0301050202       Icatu Holding S.A.

1 - ITEM            2 - NAME                                     2 - TAXPAYER NO./CPF      3 -      4 - STATE     5 - COMMON STOCK
                                                                                       NATIONALITY
                                                                                                                6 - QU'TY     7 - %
030105020201        Sylvia Maria da Gloria de Mello Franco           958.202.647-20   Brazilian                   312,496     49.28
                    Nabuco
030105020202        Maria do Carmo Nabuco de Almeida Braga           487.269.157-15   Brazilian                    52,544      8.29
030105020203        Luis Antonio de Almeida Braga                    533.519.087-68   Brazilian                    38,000      5.99
030105020204        Lucia Nabuco de Almeida Braga Rebello            733.363.007-20   Brazilian                    52,544      8.29
030105020205        Sylvia Nabuco de Almeida Braga                   786.276.997-04   Brazilian                    52,544      8.29
030105020206        Santa Luzia Comercial e Participacoes Ltda   36.163.277/0001-82   Brazilian                   126,000     19.86
030105020299        Total                                                                                         634,128    100.00


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM              02  - Name of THE holding company/ investor
030105020206          Santa Luzia Comercial e Participacoes Ltda

1 - ITEM              2 - NAME                                 2 - TAXPAYER       3 -           4 -     5 - COMMON STOCK
                                                               NO./CPF            NATIONALITY   STATE
                                                                                                        6 - QU'TY      7 - %
03010502020601        Daniel Valente Dantas                      063.917.105-20   Brazilian               14,833,646      99.00
03010502020602        Veronica Valente Dantas Rodenburg          262.853.205-00   Brazilian                  149,835       1.00
03010502020699        Total                                                                               14,983,481     100.00


1 - ITEM          02  - Name of THE holding company/ investor
0301050203        Nalbra S LLC

1 - ITEM              2 - NAME                                 2 - TAXPAYER       3 -           4 -     5 - COMMON STOCK
                                                               NO./CPF            NATIONALITY   STATE
                                                                                                        6 - QU'TY      7 - %
030105020301          Nalbra Inc.                                                 Bahamas                  9,012,000     100.00
030105020399          Total                                                                                9,012,000     100.00

TABLE CONTINUED


               2 - DATE OF CAPITAL COMPOSITION
               03/31/2005


   6 - PREFERRED STOCK    7 - TOTAL SHARES

   8 - QU'TY    9 - %  10 - QU'TY      %
                        312,496      49.28

                         52,544       8.29
                         38,000       5.99
                         52,544       8.29
                         52,544       8.29
                        126,000      19.86
                        634,128     100.00




               2 - DATE OF CAPITAL COMPOSITION
               03/31/2005

    6 - PREFERRED STOCK      7 - TOTAL SHARES

    8 - QU'TY      9 - %  10 - QU'TY     %
                           14,833,646   99.00
                              149,835    1.00
                           14,983,481  100.00


               2 - DATE OF CAPITAL COMPOSITION
               03/31/2005

    6 - PREFERRED STOCK      7 - TOTAL SHARES

    8 - QU'TY      9 - %  10 - QU'TY     %
                          9,012,000     100.00
                          9,012,000     100.00

                                       19

   FEDERAL PUBLIC SERVICE
   CVM - SECURITIES COMMISSION
   ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

 01.01 - IDENTIFICATION
 -------------------------------------------------------------------------------
 1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
 00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
 -------------------------------------------------------------------------------

 03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

 1 - ITEM      02  - Name of THE holding company/ investor
 04            BNDES Participacoes S.A.

 1 - ITEM      2 - NAME                                  2 - TAXPAYER NO./CPF 3 - NATIONALITY   4 -     5 - COMMON STOCK
                                                                                                STATE
                                                                                                        6 - QU'TY      7 - %
        0401   Banco Nac. Desenvol. Econ. Social -                                  Brazilian      DF        1          100.00
               BNDES
        0499   Total                                                                                         1          100.00


1 - ITEM      02  - Name of THE holding company/ investor
0401          Banco Nac. Desenvol. Econ. Social - BNDES

1 - ITEM      2 - NAME                           2 - TAXPAYER       3 - NATIONALITY   4 -     5 - COMMON STOCK
                                                 NO./CPF                              STATE
                                                                                              6 - QU'TY         7 - %
     040101   Uniao Federal                                               Brazilian      DF     6,273,711,452    100.00
     040199   Total                                                                             6,273,711,452    100.00


TABLE CONTINUED


                   2 - DATE OF CAPITAL COMPOSITION
                   03/31/2005

 6 - PREFERRED STOCK      7 - TOTAL SHARES

 8 - QU'TY      9 - %     10 - QU'TY     %
     -            -            1         100.00

     -            -            1         100.00


                  2 - DATE OF CAPITAL COMPOSITION
                  03/31/2005

 6 - PREFERRED STOCK       7 - TOTAL SHARES

 8 - QU'TY       9 - %     10 - QU'TY           %
       -         -        6,273,711,452     100.00
       -         -        6,273,711,452     100.00


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - BREAKDOWN OF THE PAID IN CAPITAL
--------------------------------------------------------------------------------


1 - DATE OF LAST CHANGE :   04/30/1997

2 -ITEM    3 - TYPE OF SHARE               5 - PAR VALUE      6 - NUMBER OF    7 - SUBSCRIBED   8 - PAID-UP
                                                              SHARES (000)        (R$ `000)      (R$ `000)
01         Commom - Nominative Stock      NONE                        455,391          817,899       817,899
03         Class A Preferred -            NONE                        539,079           68,402        68,402
           Nominative Stock
04         Class B Preferred -            NONE                         38,084          968,206       968,206
           Nominative Stock
99         Total                                                    1,032,554        1,854,507     1,854,507

04.02 - CHANGES IN THE PAID-IN CAPITAL IN THE LAST THREE YEARS

  1 -ITEM       2 - DATE        3 - PAID-IN CAPITAL                CHANGES IN THE PAID-IN CAPITAL
                                     (R$ 000)             4 - AMOUNT (R$ 000)             6 - NOTES
01           04/30/1997             1,854,507                       489                CAPITAL RESERVES

04.04 - AUTHORIZED CAPITAL

          1 - NUMBER OF SHARES (000)                     2 - AMOUNT (R$ `000)                 2 - DATE
                  1,077,920                                   2,450,000                       04/30/1997


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
05.01 - TREASURY STOCK
--------------------------------------------------------------------------------


  1 - ITEM         2 - TYPE          3 - CLSS    3- MEETING    4 - ACQUIS'N         6 - TO BE           7 - AMOUNT TO BE
                                                               PERIOD               BUY-BACK            DISBURSED   (R$ 000)
                                                                                          (000)

  01               COMMON                        10/17/2002    01/17/2003              1.115.933                      0

  02               PREFERRED         A           10/17/2002    01/17/2003                259.216                      0

  03               PREFERRED         B           10/17/2002    01/17/2003             43.197.491                      0


TABLE CONTINUED


 8 - N(0).  ALREADY        9- AMOUNT
 BOUGHT-BACK   (000)         ALREADY
                             DISBURSED (R$ 000)

        0                              0

        0                              0

 1.374.00                      7.942.859




  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


06.01 - DIVIDENDS AND INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS

1 -ITEM    2 - TYPE                                  APPROVAL OF DISTRIBUTION    5 - END OF   6 - NET       7 - AMOUNT   8 - TYPE OF
                                                                                   FISCAL       PROFIT      PER SHARE        SHARE
                                                                                    YEAR       (R$ 000)       (R$ )
                                                      3 -         4 - DATE
                                                     MEETING
01         DIVIDENDS                                 AGO / E       04/29/2003    12/31/2002       60,516    0,2894486463  COMMON
02         DIVIDENDS                                 AGO / E       04/29/2003    12/31/2002       60,516    0,3183935110  PREFERRED
03         DIVIDENDS                                 AGO / E       04/29/2003    12/31/2002       60,516    0,3183935110  PREFERRED
04         DIVIDENDS                                 AGO / E       04/29/2004    12/31/2003      878,434    0,3307997904  COMMON
05         DIVIDENDS                                 AGO / E       04/29/2004    12/31/2003      878,434    0,3638797694  PREFERRED
06         DIVIDENDS                                 AGO / E       04/29/2004    12/31/2003      878,434    0,3638797694  PREFERRED
07         DIVIDENDS                                 AGO / E       04/29/2005    12/31/2004    1,045,342    0,1378332460  COMMON
08         DIVIDENDS                                 AGO / E       04/29/2005    12/31/2004    1,045,342    0,1516165706  PREFERRED
09         DIVIDENDS                                 AGO / E       04/29/2005    12/31/2004    1,045,342    0,1516165706  PREFERRED
10         INTEREST ON STOCKHOLDERS' EQUITY          RCA           06/09/2005    12/31/2004    1,045,342    0,1819398847  COMMON
11         INTEREST ON STOCKHOLDERS' EQUITY          RCA           06/09/2005    12/31/2004    1,045,342    0,2001338732  PREFERRED
12         INTEREST ON STOCKHOLDERS' EQUITY          RCA           06/09/2005    12/31/2004    1,045,342    0,2001338732  PREFERRED
13         INTEREST ON STOCKHOLDERS' EQUITY          RCA           06/09/2005    12/31/2004    1,045,342    0,0294044258  COMMON
14         INTEREST ON STOCKHOLDERS' EQUITY          RCA           06/09/2005    12/31/2004    1,045,342    0,0323448684  PREFERRED
15         INTEREST ON STOCKHOLDERS' EQUITY          RCA           06/09/2005    12/31/2004    1,045,342    0,0323448684  PREFERRED
16         INTEREST ON STOCKHOLDERS' EQUITY          RCA           06/09/2005    12/31/2004    1,045,342    0,0261883168  COMMON
17         INTEREST ON STOCKHOLDERS' EQUITY          RCA           06/09/2005    12/31/2004    1,045,342    0,0288071484  PREFERRED
18         INTEREST ON STOCKHOLDERS' EQUITY          RCA           06/09/2005    12/31/2004    1,045,342    0,0288071484  PREFERRED

TABLE CONTINUED


   9 - CLASS    10 - AMOUNT     11 - BEGINNING OF
                    TOTAL           THE PAYMENT
                    (R$ 000)


                        131,672      05/15/2003
         A               12,839      05/15/2003
         B              170,489      05/15/2003
                        150,483      05/14/2004
         A               13,861      05/14/2004
         B              195,656      05/14/2004
                         62,701      05/09/2005
         A                5,765      05/09/2005
         B               81,534      05/09/2005
                         82,766      10/25/2004
         A                7,610      10/25/2004
         B              107,624      10/25/2004
                         13,376      11/22/2004
         A                1,230      11/22/2004
         B               17,394      11/22/2004
                         11,913      12/28/2004
         A                1,095      12/28/2004
         B               15,491      12/28/2004



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  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------



19         INTEREST ON STOCKHOLDERS' EQUITY          RCA           04/19/2005    12/31/2005            0    0,0744299529  COMMON
20         INTEREST ON STOCKHOLDERS' EQUITY          RCA           04/19/2005    12/31/2005            0    0,0818729481  PREFERRED
21         INTEREST ON STOCKHOLDERS' EQUITY          RCA           04/19/2005    12/31/2005            0    0,0818729481  PREFERRED

TABLE CONTINUED

                         33,859      05/13/2005
         A                3,113      05/13/2005
         B               44,028      05/13/2005


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


06.03 - STATUTORY DISPOSITION OF CAPITAL

1 - ITEM   2 -     3 -      4 -        5 - CONVERTIBLE   6 -         7 -        8 -      9 - PRIORITY  10        -  11 - TYPE OF
           TYPE    SHARE    CAPITAL                      CONVERTS    VOTING     TAG      IN THE        PREMIUM      DIVIDEND
           OF      CLASS        %                         IN         RIGHTS     ALONG    REFUND OF
           SHARE                                                                %        CAPITAL

01         PA         A          3.69       YES             PNB      NO                  YES           NO           10% HIGH CN

02         PB         B         52.21       NO                       NO                  YES           NO           10% HIGH CN
03         CN                   44.10       NO                       FULL                NO            NO

TABLE CONTINUED



  12 -        13 - R$ /      14 -           15 -        16 - MADE
  DIVIDEND    SHARE          CUMULATIVE     PRIORITY    CALCULATIONS
                                                        ON


                             NO             YES         SHARE
                                                        CAPITAL
                             NO             NO          NET PROFIT
                             NO             NO          NET PROFIT





06.04 - STATUTORY CHANGE

1 - LAST STATUTORY CHANGE                            2 - OBLIGATORY DIVIDEND (% Profit)
                    04/29/2005                                               25,00




  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
07.01 - COMPANSATION AND PARTICIPATIONS OF OFFICERS
--------------------------------------------------------------------------------
1 - OFFICER SHARING PROFIT     2 - COMPANSATION OF OFFICERS    (R$ `000)             3 - PERIOD
NO                                          11,088                                      Year


--------------------------------------------------------------------------------
07.02 - PARTICIPATIONS AND CONTRIBUITIONS IN THE LAST THREE YEARS
--------------------------------------------------------------------------------


1 - ITEM     2 - PARTICIPATIONS & CONTRIBUITIONS   3 - LAST FISCALYEAR ENDED   4 - PRECEDING FISCAL YEAR ENDED  5 - SECOND PRECEDONG
                                                           R$'000) 12/31/2004           (R$'000) 12/31/2003      FISCAL YEAR ENDED
                                                                                                                (R$'0000) 12/31/2002

01           PARTICIPATIONS - DEBENTURISTS

02           PARTICIPATIONS - EMPLOYEES

03           PARTICIPATIONS - MANAGEMENT

04           PARTICIPATIONS - OTHER

05           CONTRIBUTIONS  - ASSISTANCE FUND

06           CONTRIBUTIONS  - PENSION FUND                          4,950                    3,195                    2,902

07           OTHER - CONTRIBUTIONS

08           NET PROFIT FOR THE YEAR                             1,045,342                  878,433                   60,516

09           NET LOSS FOR THE YEAR


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  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
07.03 - PARTICIPATIONS IN THE SUBSIDIARIES
------------------------------------------------------------------------------------------------------------

1 - ITEM   2 - COMPANY NAME SUBSIDIARIES                  3 - Taxpayer No.     4 - CLASSIFICATION      5 - INTEREST
                                                                                                       IN SUBSIDIARIES
                                                                                                       CAPITAL - %


01         ARACRUZ TRADING S.A                                                 OPEN CONTROLLED                 100.00

02         ARACRUZ CELULOSE (USA) INC.                                         OPEN CONTROLLED                 100.00

03         MUCURI AGROFLORESTAL S.A                       28.163.251/0001-06   OPEN CONTROLLED                 100.00

04         PORTOCEL TERMINAL ESPECIALIZADO DE BARRA DO    28.497.394/0001-54   OPEN CONTROLLED                  51.00
           RIACHO

05         ARACRUZ PRODUTOS DE MADEIRA S.A.               01.739.871/0001-94   OPEN CONTROLLED                  33.33

06         VERACEL CELULOSE S.A.                          40.551.996/0002-29   OPEN CONTROLLED                  50.00

07         ARACRUZ TRADING HUNGARY LTD                                         OPEN CONTROLLED                 100.00

08         ARA PULP COM. IMPOR. EXPOR. UNIPESSOAL LTD.                         OPEN CONTROLLED                 100.00

09         RIOCELL TRADE S.A.                                                  OPEN CONTROLLED                 100.00

TABLE CONTINUED

6 - CONTROLLING  7 - TYPE OF COMPANY
    STOCKHOLDERS'
    EQUITY %


           1.49  COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

           0.35  COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

           2.01  COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

           0.02  COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

           1.60  COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

          20.20  COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

          12.30  COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

           0.30  COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

           0.07  COMPANY COMMERCIAL, INDUSTRIAL AND OTHER




--------------------------------------------------------------------------------
08.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES
--------------------------------------------------------------------------------

ANYTHING TO INFORM

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01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
09.01 - HISTORICAL OVERVIEW OF THE COMPANY

--------------------------------------------------------------------------------

Aracruz Celulose is the world's leading producer of bleached eucalyptus pulp. The Company is responsible for 28% of the global supply of the product, used to manufacture printing and writing, tissue, and high value added specialty papers

Aracruz's forestry operations are located in the states of Espirito Santo, Bahia, Minas Gerais and Rio Grande do Sul. They involve some 252,000 hectares of eucalyptus plantations, intermingled with around 133,000 hectares of native forest reserves, which are of fundamental importance for ensuring the balance of the ecosystem.

The Company runs a Forestry Partners Program that involves some 71,000 hectares contracted in partnership with approximately 3,000 farmers in the states of Espirito Santo, Bahia, Minas Gerais and Rio Grande do Sul.

Aracruz's nominal pulp production capacity, totaling 2.4 million tons a year, is distributed between two pulp making units: Barra do Riacho in Espirito Santo, and Guaiba in Rio Grande do Sul.

In Espirito Santo, Aracruz operates a pulp making complex that is fully integrated with Company-owned eucalyptus plantations and a specialized private port, Portocel, through which most of Aracruz's pulp production is exported. The Barra do Riacho Unit mill contains three production units with a total capacity of two million tons a year of pulp. Environmental control is ensured through modern systems that treat all emissions, effluents and solid wastes.

At the Guaiba Unit, located in the municipality of Guaiba (RS), Aracruz operates a pulp mill that is also equipped with advanced environmental protection resources, with a nominal capacity to produce 400,000 tons annually of bleached eucalyptus pulp. This unit also produces some 40,000 tons per year of printing and writing paper, all of which is destined for the domestic market.

A third unit - Veracel Celulose - is being built in the municipality of Eunapolis, in the south of Bahia, in partnership with Stora Enso (both partners owning a 50% stake). With start-up of operations scheduled for 2005, Veracel will have the nominal capacity to produce 900,000 tons a year of bleached eucalyptus pulp. In association with Weyerhaeuser of the U.S., Aracruz owns one-third of Aracruz Produtos de Madeira, which operates a high technology sawmill in southern Bahia, supplying top quality solid wood products made from eucalyptus plantation lumber to the furniture and interior design industries in Brazil and abroad. Aracruz's commitment to sustainable development is reflected both in the Company's management of its eucalyptus plantations and in its preservation of the natural ecosystems. Strict environmental practices at the Company's pulp mills are also subject to a process of continuous improvement.

The Company's standards of social responsibility are reflected, among other aspects, in a significant program of social contributions to neighboring communities in the regions in which Aracruz operates. Four major shareholders control the Company's voting shares: the Safra, Lorentzen and Votorantim groups (each owning 28% of the voting shares) and BNDES, the Brazilian National Economic and Social Development Bank (12.5%). Aracruz's preferred shares, which constitute 56% of the Company's total outstanding shares, are traded on the Sao Paulo, New York and Madrid stock exchanges.


--------------------------------------------------------------------------------
09.02 - MARKET OVERVIEW

--------------------------------------------------------------------------------

The worldwide demand for market pulp grew six per cent during the year, a higher rate than the average historical trend of three per cent annually.

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01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

A more favorable world economic situation, a strong growth in demand for printing and writing paper and an increase in the production of tissue paper were the main factors leading to this strong growth in global demand. The relatively balanced stock levels of these papers and an increase in the utilization rate of installed capacity (92%) - above the level registered in 2003 (88%) - were further positive factors.

China continued to be the market with the highest growth in pulp demand (+28%), followed by North America (+6%) and Europe (+4%), which remained the most important destination, representing about 45% of the global market.

The favorable situation led to an increase in pulp price levels. The average eucalyptus pulp price for the year was $531/t (list price), nearly $20/t above the 2003 average.

The expectation of an increase in the supply of pulp (although lower than the historical trend), coupled with the continued increase in demand, should establish a better balance between supply and demand in 2005


  DESCRIPTION                             2002          2003          2004

  INVENTORY EVOLUTION (000 t)
                                            166           273          278
  Aracruz Celulose S.A. - Consolidated
                                                 637           877          863
  World Invetory

  PRICES EVOLUTION (us$ FOB/t)
                                            338           445          348
  Aracruz Celulose S.A. - Parent Company
                                                 423           452          458
  Aracruz Celulose S.A. - Consolidated

  SALES EVOLUTION (000  t)
                                          1,632         2,017        2,502
  Aracruz Celulose S.A. - Parent Company
                                               1,585         2,149        2,450
  Aracruz Celulose S.A. - Consolidated


  10.01 - PRODUCTS AND SERVICES OFFERED

  1 - ITEM      2 - MAIN PRODUCTS AND/OR SERVICES OFFERED     3 - NET REVENUES
        01         Bleached Eucalyptus Pulp                      100.00%

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  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
10.02 - RAW MATERIALS AND SUPPLIERS
--------------------------------------------------------------------------------


ITEM    1 - RAW MATERIAL      IMPORTS          AVAILABLE                           SUPPLIER
                          2 -   3 - AMOUNT 4 -        5 -      6 - NAME                       7 -  8 - % SUPPLIED
                          Y/N   (R$ 000)   DOMESTIC   FOREIGN                               TYPE
                                           MARKET     MARKET
  01     WOOD              N                   Y         Y      VERACEL CELULOSE  S.A.        5            38,20
         (EUCALYPTUS)
  02     NATURAL GAS       N                   Y         Y      PETROBRAS DISTRIBUIDORA S.A.  0            11.80
  03     FUEL OIL          N                   Y         Y      SHELL BRASIL S.A.             0             6,08
  04     FUEL OIL          N                   Y         Y      PETROBRAS DISTRIBUIDORA S.A.  0             3,86
  05     HYDROGEN          N                   Y         Y      BRAGUSSA PRODUTOS QUIMICOS    0             2,65
         PEROXIDE
  06     WOOD              N                   Y         Y      OWN PRODUCTION                5             3,40
         (EUCALYPTUS)
  07     HYDROGEN          N                   Y         Y      DEGUSSA BRASIL LTDA           0             2,07
         PEROXIDE
  08     HYDROGEN          N                   Y         Y      PEROXIDO DO BRASIL LTDA       0             2,07
         PEROXIDE
  09     SULFURIC ACID     N                   Y         Y      COMPANHIA PARAIBUNDA DE       0             1,97
                                                                METAIS
  10     SULFURIC ACID     N                   Y         Y      BUNGE FERTILIZANTES  S.A      0             1,79

SUPPLIER TYPE:  0 = NOT RELATED PARTY
                5 = COMPANY OWNED  BY THE  MAJOR  SHAREHOLDER


-------------------------------------------------------------------------------------------------
10.03 - MAIN CUSTOMERS BY PRODUCTS
-------------------------------------------------------------------------------------------------

1 - ITEM    2 - ITEM 3 - PRODUCT / CLIENT                                           4 - NET REVENUES

001                  Bleached eucaliptus pulp

001         002      Aracruz Trading S.A.                                                188.15%

001         003      Aracruz Trading Hungary                                             77.36 %


11.01 -  PRODUCTION PROCESS

Aracruz has the capacity to produce various types of bleached eucalyptus pulp, such as: Standard Pulp; ECF (Elementary Chlorine-free) Pulp; TCF (Total Chlorine-free) Pulp; ACF ( Aracruz Chlorine-free); and High Brightness Bleached Pulp (photo-pulp). These types of pulp are used internationally for the manufacture of high-grade papers. The Aracruz plant incorporates modern technology and top-level staff; in 2004 it produced 2.093.002 tonnes dry weight, in complete compliance with the quality requirements of the domestic and international markets.

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01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

TIMBER HANDLING

Timber is prepared in eight main lines with the following equipment:

-  3  log cranes for receipt and process input;

-  8  log decks intakes;

-  4  de-barkers;

-  8  chippers that cut logs into wood-chips for cooking;

-  8  chip screens for grading wood-chips;

-  4  bark chippers for the bio-mass boiler.

Chips that pass the screening process are carried on conveyor belts to the open-air wood-chip bins that feed the two continuous digestors. Rejects are mixed with chopped bark and taken to the bio-mass bins that fuel the two power boilers.

PULP LINES

Wood-chips from the bins are fed into the two (Kvaerners) continuous digestors where they are cooked under pre-set conditions of retention time, temperature, pressure and alkalis concentration. The resulting pulp runs through the first washing stage at the bottom of the digestor. Each digestor discharges its pulp into two parallel lines, leading to the atmospheric diffusors that form the second washing stage.

The unbleached pulp is then purified by pressurized screens that separate out undercooked/reject chips. The product from these screens is then passed through a third washing stage that consists of one washer-filter per line in the "A" Plant and two washer-filters per line in the "B" Plant, in series. Rejects are run through a refiner and screens, and are then recycled back to the start of the screening process.

--------------------------------------------------------------------------------
11.01 -  PRODUCTION PROCESS

--------------------------------------------------------------------------------

After passing through the washer-filters, the pulp is sent to the oxygen reactors for pre-removal of the lignine with oxygen. It then goes through two washer-presses per line, before storage in the stock silos.

The bleaching process has four identical parallel lines, each with five stages:

Stage 1 - DO (Chlorine Dioxide)
Stage 2 - EOP (Oxygen Extraction)
Stage 3 - D1 (Chlorine Dioxide)
Stage 4 - E2 (Alkaline Extraction)
Stage 5 - D2 (Chlorine Dioxide)

Note:   - TCF process uses Hydrogen Peroxide instead of Chlorine Dioxide.
        - ACF process uses Hydrogen Peroxide and Chlorine Dioxide.
        - The Company has flexbillity to change the sequence above due to the requeiraments of differebt products.

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01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


After bleaching, the pulp is stocked in four high density storage towers, and is then fed into the bleached pulp purification system. The sheet of pulp is formed by four Voith de-watering machines, each with an input chamber, a flat surface and a triple-press pressing section. After pressing, the sheet is run through four Flakt driers, emerging with a dry weight of 90%. The sheet - 6 meters across - is then cut into nine sheets measuring 66.7 centimeters x 92 centimeters and packed into bales weighting 250 kilograms each. Finally, the pulp is packaged by five semi-automatic Sunds lines and wired in packs of 2,000 kilograms each. These are sent to the warehouse for shipping.


ENERGY RECYCLING SYSTEM

The liquor from the cooking and washing processes containing organic (wood) and inorganic (cooking process chemical products) solids is pumped to the recycling system. This consists of:

- Three black liquor evaporation lines and concentration units that increase the concentration of solids in this liquid from 15.5% to 65%, making it combustible and aftewards 80%;

- Three recovery boilers that burn off the concentrated black liquor and retrieve the chemical products in it, producing steam through combustion of the organic solids;

- Three caustifiers of the green liquor from the recovery boilers, through reaction with calcium oxide, turning this into white liquor which is used in the cooking process in the digestors;

- Two limes kiln that burn the lime mud produced in the caustification system, turning this into calcium oxide, which is reused in the caustification of the green liquor, and treatment gases originated of the odor system.


--------------------------------------------------------------------------------
11.01 -  PRODUCTION PROCESS

--------------------------------------------------------------------------------

Steam is produced by the Three recovery boilers that burn off the concentrated black liquor, as well as the two power boilers that burn bio-mass and fuel oil; these are supplementary and are used only when the main units are out of operation or starting up.

The steam is generated at high pressure, thus allowing direct production of electric power by using it to run four turbo-generators before being channeled into the process. The fifth turbo-generator, is for the condensation of the steam that exceeds the process demand.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

CHEMICAL AND ELECTROCHEMICA PLANTS

As part of the strategy to focus attention on core activities, during the year the company negotiated and sold its electrochemical plant to CXY Chemicals of Canada. A long term supply contract with the new owners of the plant was also signed, guaranteeing the supply of the necesary chemicals at very competitive prices over the next 25 years. This sales had two objectives: (i) monetization of a non-core asset, freeing-up cash for strategic investments; and (ii) transfer of the operational risk of running the plant to a specialized producer with deep know-how in this process.


INSURANCE

The "A" Plant in the Aracruz Industrial Complex has been in operation for 26 years. Depreciation on the new "B" Plant began in March 1991. The Company has a fire insurance policy covering its installations, machinery, equipment, tanks, forests and inventory. It is also insured against loss of profits, breakdown of machinery and engineering risks.

The production process does not have high-risk areas that could halt activities, due to efficient computerized controls in the Industrial Plant. Aracruz performes one scheduled general shut-downs for maintenance for each plant, lasting eight and ten days respectively.

                                                     * * *

--------------------------------------------------------------------------------
11.02 -  COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORT

--------------------------------------------------------------------------------

The Aracruz` pulp commercialization is made through own offices in Switzerland (sales for Europe), in the United States (to whole North America, Asia and middle East) and in Rio de Janeiro for Brazil and Latin America. The sales to the Asian market are made also through defined agents by the company.

The distribution is made through contracted shipping companies to transport the merchandise from the own port of the company (Portocel) until terminals agreed with the customers. Trucks are used in Brazil for pulp delivery in the customers` factories. The export process also counts with product sales from Aracruz Celulose to Aracruz Trading and Aracruz Inc. who in fact bills in the exterior almost totality of the sales.

98% of the sales are for export. In 2004 the market participation was: 41% to Europe, 34% to North America, 22% to Asia, 2% to Brazil and 1% to the rest of Latin America. The main customers of the company are producers of high quality papers, non integrated, as sanitary papers, printing and writing and specialties.


                                      * * *

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01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.03 -  MAIN PULP PRODUCTERS

--------------------------------------------------------------------------------

COMPANY                               COUNTRY                 PRODUCTION
                                                               Ton / Year

Aracruz Celulose S.A.                  Brazil                   2,450,000
APRIL                                  Indonesia                2,010,000
ENCE                                   Spain                    1,030,000
APP                                    China                    1,000,000
CENIBRA                                Brazil                     940,000
VCP                                    Brazil                     900,000
Ilim Pulp                              Russia                     575,000
Domtar                                 USA                        550,000
Alberta Pacific                        Canada                     540,000


Source: Outlook for Market Pulp (Hawkins wrigth - December / 2003).

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01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
13.01 - MAIN PROPERTIES
--------------------------------------------------------------------------------

 1 - ITEM 2 - TYPE        3 - ADDRESS          4 - CITY               5 - STATE  6 - TOTAL    7 - BUILDING   8 - AGE       9 -
                                                                                     AREA         AREA (000    (YEARS)     INSURANCE
                                                                                                     HA)
                                                                               (000  M(2))
    01    Industrial Plant  Rod. Barra do      Aracruz                   ES      2,177.900    5.517.570        26          Y
                          Riacho
    02    Land            Aracruz              Aracruz                   ES    576,030,000       -             -           N
    03    Land            Fundao               Fundao                    ES      9,670,000       -             -           N
    04    Land            Linhares             Linhares                  ES     98,640,000       -             -           N
    05    Land            Serra                Serra                     ES     52,090,000       -             -           N
    06    Land            Sooretama            Sooretama                 ES     11,710,000       -             -           N
    07    Land            Conceicao da Barra   Conceicao da Barra        ES    374,850,000       -             -           N
    08    Land            Pinheiros            Pinheiros                 ES     23,780,000       -             -           N
    09    Land            Sao Mateus           Sao Mateus                ES    225,050,000       -             -           N
    10    Land            Pedro Canario        Pedro Canario             ES      4,810,000       -             -           N
    11    Land            Vila Valerio         Vila Valerio              ES     21,450,000       -             -           N
    12    Land            Rio Bananal          Rio Bananal               ES      8,810,000       -             -           N
    13    Land            Jaguare              Jaguare                   ES      6,630,000       -             -           N
    14    Land            Marechal Floriano    Marechal Floriano         ES         20,000       -             -           N
    15    Land            Santa Leopoldina     Santa Leopoldina          ES      2,370,000       -             -           N
    16    Land            Santa Teresa         Santa Teresa              ES        150,000       -             -           N
    17    Land            Mucurici             Mucurici                  ES     11,270,000       -             -           N
    18    Land            Montanha             Montanha                  ES     25,270,000       -             -           N

TABLE CONTINUED


10 - MORTGAGE    11 - RENTED   12 -        13 - END
                 FROM THIRD  BEGINNIG OF    OF
                 PERSONS     CONTRACT    CONTRACT

  Y               N

  N               N
  N               N
  N               N
  N               N
  N               N
  N               N
  N               N
  N               N
  N               N
  N               N
  N               N
  N               N
  N               N
  N               N
  N               N
  N               N
  N               N




--------------------------------------------------------------------------------
 13.01 - MAIN PROPERTIES
--------------------------------------------------------------------------------

1 - ITEM 2 - TYPE                 3 - ADDRESS         4 - CITY           5 -     6 - TOTAL    7 -         8 - AGE    9 -
                                                                         STATE   AREA         BUILDING    (YEARS)    INSURANCE
                                                                                              AREA (000
                                                                                 (000  M(2))  HA)
   19      Land                     Caravelas           Caravelas          BA    375,710,000       -          -           N
   20      Land                     Alcobaca            Alcobaca           BA    507,200,000       -          -           N
   21      Land                     Ibirapuan           Ibirapuan          BA    142,710,000       -          -           N
   22      Land                     Mucuri              Mucuri             BA    217,960,000       -          -           N
   23      Land                     Nova Vicosa         Nova Vicosa        BA    338,740,000       -          -           N
   24      Land                     Prado               Prado              BA      7,780,000       -          -           N
   25      Land                     Teixeira de Freitas Teixeira de        BA     42,760,000       -          -           N
                                                        Freitas

TABLE CONTINUED


 10 - MORTGAGE 11 - RENTED 12 -       13 - END
               FROM THIRD  BEGINNIG   OF CONTRACT
               PERSONS     OF CONTRACT

       N            N
       N            N
       N            N
       N            N
       N            N
       N            N
       N            N


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


   26    Land                     Vereda              Vereda               BA     33,433,000       -          -           N
   27    Land                     Carlos Chagas       Carlos Chagas        MG     51,250,000       -          -           N
   28    Forests of Eucalyptus    Aracruz             Aracruz              ES    338,699,640       -          -           Y
   29    Forests of Eucalyptus    Fundao              Fundao               ES      5,622,480       -          -           Y
   30    Forests of Eucalyptus    Linhares            Linhares             ES     37,696,570       -          -           Y
   31    Forests of Eucalyptus    Serra               Serra                ES     26,022,320       -          -           Y
   32    Forests of Eucalyptus    Sooretama           Sooretama            ES      8,385,810       -          -           Y
   33    Forests of Eucalyptus    Conceicao da Barra  Conceicao da Barra   ES    272,809,630       -          -           Y
   34    Forests of Eucalyptus    Pinheiros           Pinheiros            ES     13,277,160       -          -           Y
   35    Forests of Eucalyptus    Sao Mateus          Sao Mateus           ES    174,360,550       -          -           Y
   36    Forests of Eucalyptus    Vila Valerio        Vila Valerio         ES     12,274,560       -          -           Y
   37    Forests of Eucalyptus    Rio Bananal         Rio Bananal          ES      3,661,260       -          -           Y

TABLE CONTINUED


        N            N
        N            N
        N            N
        N            N
        N            N
        N            N
        N            N
        N            N
        N            N
        N            N
        N            N
        N            N


--------------------------------------------------------------------------------
13.01 - MAIN PROPERTIES
--------------------------------------------------------------------------------

1 - ITEM 2 - TYPE               3 - ADDRESS           4 - CITY             5 - STATE  6 - TOTAL    7 -         8 - AGE    9 -
                                                                                      AREA         BUILDING    (YEARS)    INSURANCE
                                                                                                   AREA (000
                                                                                    (000  M(2))    HA)
   38    Forests of Eucalyptus  Jaguare               Jaguare                 ES      4,070,260       -          -           Y
   39    Forests of Eucalyptus  Pedro Canario         Pedro Canario           ES      3,116,180       -          -           Y
   40    Forests of Eucalyptus  Santa Leopoldina      Santa Leopoldina        ES        518,300       -          -           Y
   41    Forests of Eucalyptus  Santa Teresa          Santa Teresa            ES         81,350       -          -           Y
   42    Forests of Eucalyptus  Mucurici              Mucurici                ES      6,039,680       -          -           Y
   43    Forests of Eucalyptus  Montanha              Montanha                ES     16,660,680       -          -           Y
   44    Forests of Eucalyptus  Alcobaca              Alcobaca                ES    281,796,360       -          -           Y
   45    Forests of Eucalyptus  Ibirapuan             Ibirapuan               BA     85,225,410       -          -           Y
   46    Forests of Eucalyptus  Mucuri                Mucuri                  BA    137,455,770       -          -           Y
   47    Forests of Eucalyptus  Nova Vicosa           Nova Vicosa             BA    193,388,460       -          -           Y
   48    Forests of Eucalyptus  Prado                 Prado                   BA      4,531,260       -          -           Y
   49    Forests of Eucalyptus  Caravelas             Caravelas               BA    232,950,490       -          -           Y
   50    Forests of Eucalyptus  Teixeira de Freitas   Teixeira de Freitas     BA     26,861,220       -          -           Y
   51    Forests of Eucalyptus  Vereda                Vereda                  BA     10,081,640       -          -           Y
   52    Forests of Eucalyptus  Carlos Chagas         Carlos Chagas           MG     22,223,720       -          -           Y
   53    Forests of Eucalyptus  Nanuque               Nanuque                 MG     39,470,070       -          -           Y
   54    Forests of Eucalyptus  Mariana Pimentel      Mariana Pimentel        RS     15,729,940       -          -           Y
   55    Forests of Eucalyptus  Sertao Santana        Sertao Santana          RS      2,289,960       -          -           Y

TABLE CONTINUED

10 - MORTGAGE 11 - RENTED 12 -       13 - END
              FROM THIRD  BEGINNIG   OF CONTRACT
              PERSONS     OF CONTRACT

      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
13.01 - MAIN PROPERTIES
--------------------------------------------------------------------------------

1 - ITEM 2 - TYPE               3 - ADDRESS           4 - CITY             5 - STATE 6 - TOTAL    7 -         8 - AGE    9 -
                                                                                     AREA         BUILDING    (YEARS)    INSURANCE
                                                                                                  AREA (000
                                                                                    (000  M(2))   HA)
   56    Forests of Eucalyptus  Barao do Triunfo      Barao do Triunfo        RS      3,311,020       -          -           Y
   57    Forests of Eucalyptus  Minas Leao            Minas Leao              RS     22,183,250       -          -           Y
   58    Forests of Eucalyptus  Sentinela do Sul      Sentinela do Sul        RS      1,537,470       -          -           Y
   59    Forests of Eucalyptus  Guaiba                Guaiba                  RS     12,046,220       -          -           Y
   60    Forests of Eucalyptus  Pantano Grande        Pantano Grande          RS      6,966,150       -          -           Y
   61    Forests of Eucalyptus  Eldorado do Sul       Eldorado do Sul         RS     12,744,380       -          -           Y
   62    Forests of Eucalyptus  Arroio dos Ratos      Arroio dos Ratos        RS     14,870,240       -          -           Y
   63    Forests of Eucalyptus  Barra do Ribeiro      Barra do Ribeiro        RS     73,032,350       -          -           Y
   64    Forests of Eucalyptus  Butia                 Butia                   RS     36,925,870       -          -           Y
   65    Forests of Eucalyptus  Dom Feliciano         Dom Feliciano           RS     12,270,970       -          -           Y
   66    Forests of Eucalyptus  General Camara        General Camara          RS      6,064,880       -          -           Y
   67    Forests of Eucalyptus  Charqueadas           Charqueadas             RS      7,217,510       -          -           Y
   68    Forests of Eucalyptus  Sao Jeronimo          Sao Jeronimo            RS     22,224,340       -          -           Y
   69    Forests of Eucalyptus  Tapes                 Tapes                   RS     18,736,240       -          -           Y
   70    Forests of Eucalyptus  Triunfo               Triunfo                 RS      3,359,630       -          -           Y
   71    Forests of             Aracruz               Aracruz                 ES    198,593,420       -          -           N
         Preservation
   72    Forests of             Fundao                Fundao                  ES      3,303,270       -          -           N
         Preservation
   73    Forests of             Linhares              Linhares                ES     56,850,760       -          -           N
         Preservation
   74    Forests of             Santa Leopoldina      Santa Leopoldina        ES      1,788,640       -          -           N
         Preservation
   75    Forests of             Serra                 Serra                   ES     23,337,310       -          -           N
         Preservation
   76    Forests of             Sooretama             Sooretama               ES      2,405,510       -          -           N
         Preservation
   77    Forests of             Vila Valerio          Vila Valerio            ES      7,774,140       -          -           N
         Preservation
   78    Forests of             Mucurici              Mucurici                ES      4,770,330       -          -           N
         Preservation

TABLE CONTINUED


 10 - MORTGAGE 11 - RENTED 12 -       13 - END
               FROM THIRD  BEGINNIG   OF CONTRACT
               PERSONS     OF CONTRACT

      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N
      N            N

      N            N

      N            N

      N            N

      N            N

      N            N

      N            N

      N            N


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


   79    Forests of             Conceicao da Barra    Conceicao da Barra      ES     81,610,620       -          -           N
         Preservation
   80    Forests of             Pedro Canario         Pedro Canario           ES      1,441,180       -          -           N
         Preservation
   81    Forests of             Montanha              Montanha                ES      7,611,450       -          -           N
         Preservation
   82    Forests of             Pinheiros             Pinheiros               ES      9,508,620       -          -           N
         Preservation
   83    Forests of             Sao Mateus            Sao Mateus              ES     37,909,550       -          -           N
         Preservation
   84    Forests of             Rio Bananal           Rio Bananal             ES      4,687,790       -          -           N
         Preservation
   85    Forests of             Jaguare               Jaguare                 ES      2,183,700       -          -           N
         Preservation
   86    Forests of             Caravelas             Caravelas               BA    126,080,490       -          -           N
         Preservation
   87    Forests of             Alcobaca              Alcobaca                BA    207,838,220       -          -           N
         Preservation
   88    Forests of             Ibirapuan             Ibirapuan               BA     49,667,890       -          -           N
         Preservation
   89    Forests of             Mucuri                Mucuri                  BA     68,729,380       -          -           N
         Preservation
   90    Forests of             Nova Vicosa           Nova Vicosa             BA    126,081,300       -          -           N
         Preservation
   91    Forests of             Prado                 Prado                   BA      2,670,230       -          -           N
         Preservation
   92    Forests of             Vereda                Vereda                  BA     23,566,960       -          -           N
         Preservation
   93    Forests of             Teixeira de Freitas   Teixeira de Freitas     BA     20,435,350       -          -           N
         Preservation
   94    Forests of             Nanuque               Nanuque                 MG     37,961,120       -          -           N
         Preservation
   95    Forests of             Carlos Chagas         Carlos Chagas           MG     26,523,960       -          -           N
         Preservation
   96    Forests of             Sentinela do Sul      Sentinela do Sul        RS        418,570       -          -           N
         Preservation
   97    Forests of             Mariana Pimentel      Mariana Pimentel        RS      5,829,200       -          -           N
         Preservation
   98    Forests of             Barao do Triunfo      Barao do Triunfo        RS      1,984,220       -          -           N
         Preservation
   99    Forests of             Minas do Leao         Minas do Leao           RS      4,024,180       -          -           N
         Preservation

TABLE CONTINUED


      N            N

      N            N

      N            N

      N            N

      N            N

      N            N

      N            N

      N            N

      N            N

      N            N

      N            N

      N            N

      N            N

      N            N

      N            N

      N            N

      N            N

      N            N

      N            N

      N            N

      N            N

                                       38

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

14.03 -  OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY
-------------------------------------------------------------------------------------

                                                                                  POSITION ON MARCH 31, 2005
        STOCKHOLDER             COMMON        %        PREFERRED        %      PREFERRED        %            TOTAL        %
                                STOCKS                 STOCKS                  STOCKS
                                                       (CLASS A)               (CLASS B)

MAJORITIES STOCKHOLDERS        439,400,228     96.5    37,736,642     99.2     90,790,783     16.8      567,927,653     55.0
   Lorentzen       (5)         127,506,457     28.0                                                     127,506,457     12.3
   Safra           (6)         127,506,457     28.0    27,736,642     72.9     57,875,517     10.7      213,118,616     20.7
   VCP                         127,506,457     28.0                                                     127,506,457     12.3
   BNDES                        56,880,857     12.5    10,000,000     26.3     32,915,266      6.1       99,796,123      9.7

MANAGEMENT                         104,390                  5,000                 218,027                   327,417
   Councilors                      104,390                  5,000                 200,829                   310,219
   Directors                                                                       17,198                    17,198
TAX COUNCIL                             10                                                                       10
TREASURY STOCKS     (1)            483,114      0.1                             1,378,000      0.3        1,861,114      0.2
OTHER STOCKHOLDERS  (2)         15,402,957      3.4       280,536      0.8    446,754,433     82.9      462,437,926     44.8
TOTAL ISSUED STOCKS (3)        455,390,699    100.0    38,022,178    100.0    539,141,243    100.0    1,032,554,120    100.0
OUTSTANDING STOCKS  (4)         15,507,357      3.4       285,536      0.8    446,972,460     82.9      462,765,353     44.8

     (1) Stocks issued and repurchased by the Company, waiting cancellation.
     (2) Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.
     (3) Total number of subscribed stocks and issued by the Company.
     (4) Total of stocks issued, minus Treasury stocks and stocks in majority stockholders possession.
     (5) Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.
     (6) Participation of the group Safra composed for: Arainvest Participacoes S.A. 127,506,457 Common stock, Treasure Hold Investments Corp. 57,875,517 PNB.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

14.03 -  OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY
-------------------------------------------------------------------------------------

PARTICIPATION OF CONTROLLERS, ADMINISTRATORS, FISCAL COUNCIL AND IN CIRCULATION.

                                                        POSITION ON MARCH 31, 2004
                   STOCKHOLDER         COMMON        %     PREFERRED        %      PREFERRED        %            TOTAL        %
                                       STOCKS                 STOCKS                  STOCKS
                                                           (CLASS A)               (CLASS B)

MAJORITIES STOCKHOLDERS           439,400,228     96.5    37,736,642     99.1     92,037,707     17.1      569,173,577     55.1
   Lorentzen       (5)            127,506,457     28.0                                                     127,506,457     12.4
   Safra                          127,506,457     28.0    27,736,642     72.8     57,875,517     10.7      213,118,616     20.6
   VCP                            127,506,457     28.0                                                     127,506,457     12.3
   BNDES                           56,880,857     12.5    10,000,000     26.3     34,162,190      6.3      101,043,047      9.8
MANAGEMENT                            104,980                  5,000                 210,929                   320,909
   Councilors                         104,980                  5,000                 200,330                   310,310
   Directors                                                                          10,599                    10,599
TAX COUNCIL                                10                                                                       10
TREASURY STOCKS     (1)               483,114      0.1                             1,378,000      0.3        1,861,114      0.2
OTHER STOCKHOLDERS  (2)            15,402,367      3.4       394,942      0.9    445,445,201     82.6      461,197,510     44.7
TOTAL ISSUED STOCKS (3)           455,390,699    100.0    38,091,584    100.0    539,071,837    100.0    1,032,554,120    100.0
OUSTANDING STOCKS   (4)            15,507,357      3.4       354,942      1.1    445,656,130     82.6      461,518,429     44.7

   (1) Stocks issued and repurchased by the Company, waiting cancellation.
   (2) Total of stocks issued minus Treasury stocks, members of tax council,
       Board members (including substitutes), directors and majorities stockholders.
   (3) Total number of subscribed stocks and issued by the Company.
   (4) Total of stocks issued, minus Treasury stocks and stocks in majority stockholders possession.
   (5) Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.


RIOCELL ACQUISITION

On January 7, 2004, Riocell S.A. was incorporated by Aracruz Celulose S.A

SUBSIDIARY ALIENATION

In October, 2004, Aracruz Celulose S.A. sold 2/3 of its stock participation in the subsidiary Aracruz Produtos de Madeira S.A - A.P.M., for R$ 49.6 million, reporting a non-operating profit of R$ 12.2 million on the transaction. This sale sought to merge the company's production and sale of solid wood products into the operations of a strategic international partner.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
14.05 -  CAPITAL EXPENDITURES PROJECTS

--------------------------------------------------------------------------------

In 2004, the Company made progress in the implementation of its strategy of combining sustainable growth with continuous efforts to boost operational excellence. Our strategic objective is to substantially increase Aracruz's participation in the global hardwood pulp market over the coming years and to continue to be one of the lowest cost producers in the sector, adding value for shareholders and other stakeholders.

FORESTRY PRODUCTIVITY

As a result of the ongoing forest improvement program, we planted new eucalyptus clones in 2004 that display greater pulp potential productivity per hectare as well as wood quality that is better suited to the requirements of our customers. The performance of these clones was monitored throughout the year and those presenting better adaptation to Aracruz's environmental conditions will be used on a large scale as of 2005.

We made progress in forest sustainability aspects, especially regarding the more effective use of water and nutrients, soil conservation and maintenance of biodiversity.


SYNERGY AT GUAIBA

During the year, we consolidated the acquisition of the Guaiba Unit in Rio Grande do Sul, achieving new synergy gains in the commercial, financial and operating areas. In addition to cost reductions in the sales area and as a result of restructuring the logistics chain, other synergy gains were obtained in insurance, purchasing and management.

Approved during the second half of the year, the project to optimize the Guaiba Unit's industrial facilities, involving an investment of R$ 100 million to achieve increased production, reduce costs and better match the product to customer requirements, is expected to lead to additional productivity gains of an estimated R $55 million (net present value).


VERACEL

The Veracel mill, a unit for the production of 900,000 tons a year of bleached eucalyptus pulp that is being built in Eunapolis in the south of the state of Bahia, is in the final stages of completion. At the end of 2004, the project was about 90% concluded, with the civil construction practically finished.

The electrical-mechanical assembly operations were approximately 70% complete, while most items of the process equipment had been installed. Over the next few months, work will be concentrated on installing pipes, electrical and automation facilities.

Since Veracel's production will be shipped through Portocel - a private port terminal located in Barra do Riacho in the north of Espirito Santo - construction has already begun on barges that will be used to transport the pulp to this terminal from the port of Belmonte in the south of Bahia.

Although much of the materials and equipment has come from different countries such as Finland, Sweden, Argentina, the U.S. Canada, China, Poland, Germany and Austria, the proportion of domestic sourcing of the overall project is 65%, encompassing construction work, equipment, materials and services

Besides the shareholders' own capital, Veracel's project financing has come from Brazil's National Economic and Social Development Bank (BNDES), the European Investment Bank (EIB) and the Nordic Investment Bank (NIB).


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--------------------------------------------------------------------------------
14.05 -  CAPITAL EXPENDITURES PROJECTS
--------------------------------------------------------------------------------

The deadline for concluding the project complies with the original timetable, with commercial pulp production scheduled to start up in the middle of 2005.

Veracel is jointly controlled by Aracruz (50%) and Stora Enso (50%).


The Swedish-Finnish group Stora Enso is one of the largest forest product companies in the world. With a capacity for producing 15.7 million tons per year of paper and 7.4 million cubic meters of wood products, and sales of 12.4 billion euros in 2004, the company has some 45,000 employees in more than 40 countries.

Aracruz's capital expenditures in 2004 are presented in the chart below:

                                                       R$ million
  Forest and land purchases                                      25.9
  Sea transportation                                              8.5
  Silviculture                                                  153.6
  Ongoing industrial investments                                 52.3
  Other forestry investments                                     19.7
  Veracel investments                                           875.7
  Guaiba Unit optimization                                        8.2
  Miscellaneous projects                                          7.5
  Total                                                       1.151.4

                                      * * *

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--------------------------------------------------------------------------------
15.01 - ENVIRONMENTAL MATTERS

--------------------------------------------------------------------------------

The Aracruz Environmental and Social Management System was fully implemented during the year, with Environmental and Social Action committees set up along with Internal Accident Prevention Commissions (CIPAs).

TREATMENT OF LIQUID EFFLUENT

Aracruz's effluent treatment comprises a primary treatment and a biological treatment. The primary treatment removes suspended solids and neutralizes the effluent.

The quality of the treated effluent is:

o       Suspended Solids (SS):  1.28 kg/air dry ton pulp;

o       Organically bound chlorine (AOX): 0.11  kg/ air dry ton pulp;

o       Chemical oxygen demand (DQO): 15.5 kg/ air dry ton pulp;

o       Biochemical oxygen demand: 1.45 kg/ air dry ton pulp;

o       Color: 26.5 kg/ air dry ton pulp.

Liquid effluent are treated in six biological lagoons (area: 37 hectares; detention time: 6 days), and then pumped via underwater pipe to an outlet 1,700 meters from the coast, where they are ejected at a depth of 17 meters.

The discard of the treated effluent is accomplished by an underwater emissary, built in polipropileno tubes, whose length, diameter and thickness are approximately 2.500 m, 1.000 mm in the terrestrial part (three tubes) and 1.100 m, 1.000 mm and 40 mm in the part submerged (2 tubes). In the emissary's final part, submerged 17 m approximately, they exist in each one of the piping 70 difusores of 100 mm, spaced amongst themselves by 4 m. THE project of this presupposes a minimum dilution of 1/140 (factor dilution 140) in the release area. The conception of the treatment project and discard of the effluent in the sea are a form very it holds, guaranteeing the quality of the sea ecosystem, as they demonstrate studies and annual attendance of the flora and sea fauna in the area.


TREATMENT OF WASTE GASES

Based on the same philosophy as its liquid effluent treatment system, Aracruz has always sought to ensure that all factors - and particularly the environment
- in its project designs are duly taken into consideration to the highest degree.

In order to give a very brief overview of waste gases treatment, some stages and equipment are described:

o CONTINUOUS DIGESTORS: They are used for cooking wood-chips: the odor-forming compounds from this stage of the process are collected and burned in lime kilns;

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o  CONDENSATE STRIPPERS: The contaminated condensates from the evaporation stage and the continuous digestors are purified by a condensate steam stripper, and odorous gases from this treatment are collected and burned in lime kilns;

--------------------------------------------------------------------------------
15.01 - ENVIRONMENTAL MATTERS

--------------------------------------------------------------------------------

o RECOVERY BOILERS: Aracruz was one of the first industries in Brazil to use the low-odor recovery boiler. Gases produced by burning off the black liquor in the boiler are run through electrostatic precipitators that remove particulate material in suspension before being released through 85-meter high flue gas stacks that guarantee widespread dispersion of gases in the atmosphere. The efficiency of this system is over 99%.

o POWER BOILERS: They are used to burn eucalyptus bark. In the case of Boiler No. 1, the gases resulting from this combustion pass electrostatic precipitators that removes particulate material in suspension before these gases are discharged through 85-meter high flue gas stacks. The auxiliary boilers also burn off low-concentration odor-forming compounds collected from the black-liquor tank blow-valves and the pressurized wood-chip bin of the digestor.

o LIME KILN: part of the closed liquor circuit, this burns the calcium carbonate. Gases from the lime kiln are cleaned by a high-efficiency electrostatic precipitator. The lime furnace also burns off gases containing the odor-forming compounds;

o INCINERATOR: It burns off odor-forming gases when the lime kiln is out of operation, thus avoiding these gases being discharged into the atmosphere;

o BLEACHING: The gases from this operation are collected and scrubbed in an alkaline absorption gas-scrubber system and are then discharged into the atmosphere free of any undesirable compounds.

At Aracruz, 99% of particulate material is removed and cycled back into the process for reuse; 98% of the odor-forming compounds are eliminated through direct burning in the lime kiln, thus minimizing gases discharged into the atmosphere, in accordance with the strictest environmental controls in practice today.


                                      * * *

--------------------------------------------------------------------------------
16.01 -  LAWSUITS WITH HIGH VALUE TO 5% OF THE EQUITY OR OF THE NET PROFIT

--------------------------------------------------------------------------------


1 -ITEM  2 - DESCRIPTION           3   -   %    NET 4 - % NET PROFIT  5 - PROVISION    6 - VALUE  (IN REAIS 000)
                                   EQUITY
   01    LABOR DISPUTE                0.96           3.19                  YES                   33,383
   02    TRIBUTARY / FISCAL           8.94          29.87                  YES                  312,199
   03    OTHER                        0                 0                  NO                     0


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      --------------------------------------------------------------------------
      17.01 -  TRANSACTIONS WITH RELATED PARTIES

      --------------------------------------------------------------------------

      The transactions with related parties, such as sales of products, purchases of raw materials and services are made at amounts and on terms similar to those applicable to transactions with unrelated parties. The financial transactions, such as current account advances and pre-payment contracts, bear effective interest rates which vary from 1.67% to 4.98% p.a. plus exchange variation.

                                                                                                           PARENT COMPANY
                                                                            -------------------------------------------------


                                          ARACRUZ TRADING         ARACRUZ       RIOCELL          VERACEL          MUCURI
                                             HUNGARY LTD.    TRADING S.A.         TRADE         CELULOSE   AGROFLORESTAL
                                                                                                   S.A.          S.A.
                                         -----------------  --------------  -------------  --------------  --------------   -

      Current assets                              251,289           3,265                            469
      Long-term assets                                                                                               757
      Current liabilities                         246,037
      Long-term liabilities                     1,829,324
      Sales revenue                             1,982,542         465,160        33,424
      Payments of port services
      Purchase of wood                                                                           141,736
      Financial Expense (Income), net             (56,837 )        56,804

TABLE CONTINUED


------------------------------------------------------------

                                            2004        2003
  PORTOCEL TERMINAL        ARACRUZ         TOTAL       TOTAL
   ESPECIALIZADO DE    PRODUTOS DE
BARRA DO RIACHO S.A.   MADEIRA S.A.
--------------------  -------------  ------------  ----------

                               455        255,478     456,741
                356          2,961          4,074         534
                955                       246,992     369,332
                                        1,829,324   1,733,520
                               961      2,482,087   2,702,282
             10,969                        10,969      10,535
                                          141,736     234,288
                                              (33)   (123,619)





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--------------------------------------------------------------------------------
18.01 -  BYLAWS

--------------------------------------------------------------------------------

CHAPTER I

NAME, PURPOSE, MAIN OFFICE AND DURATION

Article    1:

ARACRUZ CELULOSE S.A. shall be governed by these Bylaws and applicable laws.

Article    2:

The purpose of the Corporation is to forest, to reforest, to industrialize and trade with forest products, to explore renewable sources of energy, and to engage in industrial and commercial activities, as well as agricultural and rural activities in general, authorized for those purposes:

 I - to participate in any modes of other business enterprises, resulting from a decision by the Board of Directors on a proposal by the Board of Officers.

II - to engage in any activity and to carry out any services, directly and indirectly related to its principal activities, including import and export.

Article    3:

The Corporation shall have its main office and jurisdiction in the City of Rio de Janeiro, State of Rio de Janeiro and fiscal domicile in the County of Aracruz, State of Espirito Santo, and it may open offices and other facilities in the country, as a result of a decision of the Board of Officers, and, resulting from a decision by the Board of Directors on a proposal by the Board of Officers, offices and other facilities abroad.

Article    4:

The Corporation shall have an indeterminate period of duration.

CHAPTER II

CAPITAL STOCK AND SHARES

Article    5:

The underwritten capital stock is of R$ 1,854,506,731.94 (one billion, eight hundred and fifty four million, five hundred and six thousand, seven hundred and thirty one reais and ninety four cents), divided into 1,032,554.120 (one billion, thirty two million, five hundred and fifty four thousand, one hundred and twenty) nominative shares, with no face value, 455,390,699 (four hundred and fifty five million, three hundred and ninety thousand, six hundred and ninety nine) being common shares and 577,163,421 (Five hundred and seventy seven million, one hundred and sixty three thousand, four hundred and twenty one) classes A and B preferred shares.


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--------------------------------------------------------------------------------
18.01 -  BYLAWS

--------------------------------------------------------------------------------

First Paragraph:

Up to the limit of R$ 2,450,000,000.00 (two billion, four hundred and fifty million reais) the underwritten capital stock may be increased, independently of alteration in the Bylaws, through deliberation of the Board of Directors, proposed by Management, except when it is the underwriting of stocks for the realization of assets, in which case it will depend on the approval of the General Stockholders' Meeting.

Second Paragraph:

The increases in the capital stock may occur without obeying the previous proportion between the several types and classes of shares.

Third Paragraph:

The decision about the hereinabove Paragraph befalls to the General Stockholders' Meeting.

Fourth Paragraph:

The number of preferred shares with no voting rights, or those subject to restrictions to exercise those rights, may not be higher than 2/3 of the total shares issued, with the exception of the special provisions of the fiscal incentive laws.

Fifth Paragraph:

Splitting shall always be made of the same type and class of the split shares; capital stock increases arising from capitalization of reserves resulting from indexing of the realized capital stock, shall be carried out with no changes in the number of shares issued; the distribution of new shares resulting from the increase of the capital stock through the capitalization of profits and reserves not resulting from the aforementioned capitalization, shall be carried out, in respect of the common shares, by the distribution of the same types of shares, and in respect of the preferred shares, by the distribution of class B preferred shares.

Article    6:

Each common share shall be entitled to a vote in the deliberations of the General Stockholders' Meetings.

Article    7:

Preferred shares shall not be entitled to vote, but they are assured a dividend 10% (ten per cent) higher than the one attributed to common shares, and also the priority in the capital reimbursement, in the event of liquidation of the Corporation


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18.01 -  BYLAWS

--------------------------------------------------------------------------------

First Paragraph:

Without prejudice of what is set forth in Article 7 above, Class A preferred shares shall have priority to receive a 6% (six per cent) minimum annual dividend, calculated on the amount of capital stock they represent and divided between them in equal amounts.

Second Paragraph:

Class B preferred shares, although being entitled to a dividend as set forth in
Article 7 above, shall have no priority to receive dividends

Third Paragraph:

Class A preferred shares may be converted into class B shares, the cost of the conversion to be borne by the interested shareholder.

Article    8:

Shares may be maintained in a deposit account, in the name of their respective holders, with no issue of Certificates, in financial institution of good repute, accredited by the Securities and Exchange Commission (Comissao de Valores Mobiliarios) appointed by the Board of Officers, with the approval of the Board of Directors.

Sole Paragraph:

The interested shareholders shall bear the costs of the transfer services of the property of posted shares, within the limits determined by the Securities and Exchange Commission.

Article    9:

Each class of shares shall have its own set of numbers.

Article  10:

Share certificates shall always be signed by 2 (two) Officers, and the Corporation may issue multiple securities and bonds.

Article  11:

The rights of preference of shareholders in the underwriting increases of the capital stock shall be assured of a term no shorter than 30 (thirty) days, pursuant to the law.

First Paragraph:

The 30 (thirty) day term, provided for under this article, shall be counted from the publication date of the underwriting notice in the State Official Gazette.

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18.01 -  BYLAWS

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Second Paragraph:

The shareholder who does not pay the installments corresponding to the shares provided for in the Bulletin or in the notice, shall be subject to the payment of delinquent interest, at a rate of 12% (twelve per cent) per annum, indexing and a 10% (ten per cent) fine on the amount of the installment.

CHAPTER III

GENERAL STOCKHOLDERS' MEETINGS

Article  12:

General Stockholders' hold Meetings shall be held until April 30th of every year, and Special Meetings shall be held whenever required by the interests of the Corporation.

Sole Paragraph:

The General Stockholders' Meetings shall be chaired by the President of the Board of Directors, who will chose from among those present one or more Secretaries.

Article  13:

The General Meeting shall determine the general amount of the remuneration of the Board of Directors and of the Board of Officers.

Sole Paragraph:

The apportionment of the remuneration among the administrators shall be determined by the Board of Directors.

CHAPTER IV

ADMINISTRATION

 Article  14:

The Corporation shall be managed by a Board of Directors and a Board of Officers.

SECTION I

BOARD OF DIRECTORS

Article  15:

The Board of Directors will be constituted by a minimum of 9 (nine) and a maximum of 12 (twelve) member, one of which the President, stockholders, residents in the country, elected in the General Meeting for a period of 3 (three) years, reelection permitted, and remaining in office until their successors take office.


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18.01 -  BYLAWS

--------------------------------------------------------------------------------

First Paragraph:

Any Member of the Board of Directors may submit to the General Meeting the appointment of an alternate with the responsibility of substituting for mentioned Member in the Board of Directors Meetings.

Second Paragraph:

The installation of the Board Members will be through an Installation Record entered into the Book of Minutes of the Board of Directors Meetings.

Third Paragraph:

Once installed, the Board of Directors shall elect 1st and 2nd Vice-President from amongst its members, who, , will sit for the President in the event of fortuitous absence or impediment.

Fourth Paragraph:

The Board of Directors may, whenever it deems necessary, set up Committees with advisory and briefing duties on subjects under its responsibility.

Fifth Paragraph:

The Committees mentioned in the Fourth Paragraph may work part-time or full-time and be constituted, in addition to the members of the Board of Directors, by any member of the Board of Officers and other individuals invited for that purpose.

Article  16:

It is the responsibility of the Board of Directors:

I - to establish the general guidance for the business of the Corporation and to determine the related financial and economic policies;

II - to elect and dismiss the Officers, and by proposal of the Officer-President, to establish their respective responsibilities;

III - to supervise the Officers' administration, to examine at any time books and documents of the Corporation, to seek information about agreements entered into or to be entered into and about any other acts;

IV -  to call the General Stockholders' Meetings;

V - to give their opinion about the Administration report and the Board of Officers' accounts;

VI - to deliberate about capital stock increases and the resulting issue of shares, determining the issue price, according to the limit of the authorized capital stock, except in respect to the provisions under Article Five, Third Paragraph, if that may be the case.

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VII - to authorize the alienation, mortgage and in any manner, the encumbrance of property of the permanent assets of the Corporation, extending guarantees to obligations of third parties, except the personal guarantees in favor of the companies controlled by the Corporation itself, that will waive the anticipated authorization;

VIII - to appoint and dismiss independent auditors;

IX - to guide and advise the Board of Officers in all matters of interest to the Corporation;

X - to supervise the administration of company business, in order to assure that the deliberations of the General Stockholders' Meeting and of the Board of Directors itself are complied with;

XI - to approve plans, programs and financial and investment budgets of the Corporation;

XII - to approve the guidance to be complied with by the representative of the Corporation in the General Stockholders' Meetings of the Controlled and affiliated Companies or which it is a part;

XIII- to approve in advance any agreement to be entered into by the Corporation and its stockholders;

XIV- to authorize the purchase of its own shares, for the cancellation or permanence of same in the Treasurer's office and future alienation;

XV- to decide about the issue of Commercial Papers.

XVI - to approve the position to be observed by the representative of the Company in Boards of Directors or other deliberative bodies, of companies in which the Company holds a controlling interest, but not holds the control solely; of affiliated corporations; and of corporations in which the Company has a stockholder's interest with respect to relevant matters, such as, but not limited to, election of officers, participation in other corporations, trading of shareholder's interests, increase of capital stock or authorized capital, approval of business plans and its amendments, modification of by-laws, issue of securities, sale or encumbrance of the company's permanent assets, agreements with related persons and investments in new capacity production; and

XVI - to approve the position to be observed by the representative of the Company in Boards of Directors or other deliberative bodies, of companies in which the Company holds a controlling interest, but not holds the control solely; of affiliated corporations; and of corporations in which the Company has a stockholder's interest with respect to relevant matters, such as, but not limited to, election of officers, participation in other corporations, trading of shareholder's interests, increase of capital stock or authorized capital, approval of business plans and its amendments, modification of by-laws, issue of securities, sale or encumbrance of the company's permanent assets, agreements with related persons and investments in new capacity production; and


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XVII - the final portion of the item VII of this article shall not be applicable if it is a Company in which the Company holds a controlling interest, but not holds the control solely, in such case, it shall be necessary the previous approval of the Board of Directors to grant any guarantees or security interests.

Article  17:

The Board of Directors will hold meetings whenever required by the interests of the company, called by the President, Vice-President in the exercise of the Presidency or by at least 3 (three) of its Members. The decisions shall be taken by majority of votes, with the attendance of more than half of its Members.

First Paragraph:

The meetings will be called by letter or telegram, with at least 5 (five) days of advance notice.

Second Paragraph:

The Officers will attend the meetings of the Board of Directors, whenever called to do so.

Third Paragraph:

The President may invite a Member of the Board of Directors to act as secretary to the meetings.

Article  18:

In the event that an office in the Board of Directors becomes vacant the respective alternate will be called and in the absence of the latter, a substitute will be appointed by the other members of the Board and will perform the respective duties until the next General Stockholders' Meeting is held.

Sole Paragraph:

The successors that are elected shall complete the term of office of their respective predecessors.

Article  19:

The following specific duties are incumbent upon the President or Vice-President in the exercise of the Presidency :

1. to chair the General Stockholders' Meetings;

2. to call and chair the Board of Directors Meetings;

3. to supervise the administrative services of the Board;

4. to organize and have the agenda of each meeting distributed, as well as the necessary information transmitted to the members of the Board of Directors, at least 5 (five) working days in advance of the date of each meeting.

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18.01 -  BYLAWS

--------------------------------------------------------------------------------

SECTION II

BOARD OF OFFICERS

Article  20:

The Board of Officers shall be constituted by a minimum of 2 (two) and a maximum of 8 (eight) members, shareholders or otherwise, resident in the country, one the Officer-President and the remainder Officers, one among them, if so previously appointed by the Board of Directors, may have the title of Officer-Vice-President and, in addition to his permanent duties shall substitute the Officer-President in his temporary impediments and shall succeed him in the event of vacancy, until the Board of Directors elects a substitute to complete the term of office of the substituted officer.

First Paragraph:

The members of the Board of Officers shall be elected by the Board of Directors for a 3 (three) year term of office, may be reelected and will remain in office until the installation of their successors.

Second Paragraph:

The installation of the Officers will be through an Installation Record entered into the Book of Minutes of the Board of Officers' Meetings.

Article  21:

The Board of Officers shall have full powers to administrate and manage company business, to perform all the acts and duties of all the operations related to the purpose of the Corporation, provided the guidance and decisions of the Board of Directors and the General Stockholders' Meeting are complied with.

Sole Paragraph:

Subject to the provisions of Item VII under Article 16, the Board of Officers by collective decision may authorize the alienation of chattels and equipment that have become nonserviceable, unnecessary or obsolete.

Article  22:

It is incumbent upon the Officer-President to perform executive duties of the Corporation, with responsibilities of organizing, coordinating and supervising the activities of the other Officers, ensuring that the deliberations and guidance determined by the General Stockholders' Meetings and Board of Directors are faithfully observed.

First Paragraph:

In addition, the following specific duties are also incumbent upon the Officer-President:

I  -   to call and chair the Board of Officers' Meetings;

II - to keep the Board of Directors informed about the activities of the Corporation.

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18.01 -  BYLAWS

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Second Paragraph:

The other members of the Board of Officers shall have the duties assigned to them by the Board of Directors upon proposal of the Officer-President.

Article  23:

The provisions of Item I under Article 2 and under Items VII and XIII to XV under Article 16 of these Bylaws complied with, the members of the Board of Officers, always acting jointly in sets of two, have the responsibility of, actively and passively, representing the Corporation, in judicature or thereout, including in respect of the alienation or encumbrance of chattels of the permanent assets and the granting waivers to the obligations of third parties to the Corporation.

First Paragraph:

To carry out juridical acts in general the Corporation may also be represented by 01 (one) Officer jointly with 01 (one) attorney in fact or by 02 (two) attorneys in fact with special powers.


Second Paragraph:

The powers of attorney shall carry the signatures of 02 (two) Officers and shall precisely contain the powers being granted and, with the exception of those with ad judicia clauses, shall not be valid for more than one year.

Third  Paragraph:

For acts of representation before federal, state and municipal public entities, government agencies, public corporations, mixed economy corporations, grantees and licensees of public utilities; in acts that do not result in obligations for the Company or in the waiver of obligations of third parties to the Company; in carrying out fiscal and social security obligations; for the preservation of its rights in administrative or any other kind of processes; in endorsing checks or credit in the bank accounts of the Company; in the handling of the checking accounts within the range of the program of purchases of small amounts, up to the limit corresponding to 03 (three) minimum salaries; and in acts that refer to the relations of the Company with its employees, the Company may be represented by 01 (one) Officer only or by 01 (one) attorney in fact only with specific powers.

Fourth Paragraph:

To act in a jurisdiction beyond the limits of its main office, authorized according to these Bylaws, the Corporation may be represented by 01 (one) Officer only or by 01 (one) attorney in fact only with explicit powers to carry out the specific act, provided this representative is appointed by a joint decision of the Board of Officers.

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01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
18.01 -  BYLAWS

--------------------------------------------------------------------------------

Article  24:

In the event that an office in the Board of Officers becomes vacant, the Board of Directors shall elect a substitute to complete the remaining period of the term of office of the substituted member.

Sole Paragraph:

With the exception of the provisions under Article 20, during the temporary absences and impediments of any Officer, he shall be substituted for by the Officer-President or by any other Officer he appoints. Pursuant to this paragraph, the substitutes shall perform their duties cumulative with those of the substituted Officer until the latter resumes his duties.


Article  25:

The Board of Officers shall hold meetings whenever the interests of the Corporation so require, in the main office or in the place informed in the notification, the Officer-President or the Officer-Vice-President must be present. The decisions, registered in the minutes, shall be taken by the absolute majority of votes of the attendees, the Officer-President or Officer-Vice-President in addition to their individual vote, shall cast the deciding vote.

CHAPTER V

FINANCIAL BOARD

Article  26:

The Corporation shall have a permanent Financial Board, constituted from 3 (three) to 5 (five) permanent members and equal number alternates, which shall be governed by the applicable laws.

CHAPTER VI

FISCAL YEAR

Article  27:

The Fiscal Year shall coincide with the calendar year. On December 31st of every year the balance sheet shall be set out, complying with the applicable laws, and after establishing the reserves, amortizations and depreciations determined, or permitted, by law, the following shall be deducted from the net profits earned:

I - 5% (five per cent) to constitute the legal reserve fund, until its amount reaches 20% (twenty per cent) of the capital stock;

II - 25% (twenty five per cent), minimum, for the payment of the compulsory dividend to stockholders, calculated on the amount of the net profit of the fiscal year adjusted pursuant to the law and complying with the priority assured to the preferred shares.

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  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
18.01 -  BYLAWS

--------------------------------------------------------------------------------

First Paragraph:

The balance remaining shall be used according to the decision of the General Stockholders' Meeting on proposal by the Board of Directors, and if it is in session, the Financial Board shall give its recommendation.


Second Paragraph:

The Board of Directors may determine the setting out of a semiannual balance sheet or a shorter period, and the distribution of intermediate dividends, for the account of the profits obtained, earned surplus or the profit reserves already set up.

CHAPTER VI

GENERAL PROVISIONS

Article  28:

In order for the Corporation to comply with stockholders' agreements, the latter have to be filed in the main office of the former, and upon request from the interested, parties may be entered in the respective records and in the stock certificates.

Article  29:

The Corporation shall maintain a permanent department of Technological Research and Development, with specific budget resources, according to annual or pluriannual programs.

Article  30:

The Corporation shall maintain a social work service for its employees, with specific budget resources, according to annual or pluriannual programs.

Article  31:

The Corporation shall be liquidated as provided for in the law or as a result of a decision of the General Stockholders' Meeting.

Sole Paragraph:

It is the responsibility of the General Stockholders' Meeting to determine the manner by which the liquidation shall occur, and the Board of Directors, who shall remain in office, shall appoint the liquidator. Pursuant to the law, the operation of the Financial Board shall depend upon request from the shareholders.

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  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
18.01 -  BYLAWS

--------------------------------------------------------------------------------

CHAPTER VIII

TEMPORARY PROVISIONS

Article  32:

Pursuant to the terms of Article 172 of Law number 6,404/76 of December 15th, 1976, the right of preference assured to stockholders under the terms of Article 11 of these Bylaws shall not apply to the increase of the capital stock to be carried out in 1992, by public underwriting in Brazil and simultaneous issue of American Depositary Receipts (ADR) abroad, nor to the subsequent additional increase, which will be carried out to meet the option to be granted to the underwriters of mentioned increase, pursuant to the usual practice in the international market, to an amount not higher than 15% (fifteen percent) of its respective value.

Article  33:

It shall be the responsibility of the Board of Directors to deliberate about the aforementioned Article and to effect all the other necessary acts for the referred capital stock increases, according to the terms of Article 16, Item VI of these Bylaws, mentioned capital stock increases may be effected independently of the prior proportion between the different types and classes of shares, and the provisions of Article 5, Third Paragraph shall not apply to referred capital stock increases.


                                     vvvvvv


Identical to the original.

Transcribed from the competent book.

(Signed) - Jose Luiz Braga - Legal Manager.
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

ARACRUZ TRADING S.A.


--------------------------------------------------------------------------------
19.06 .01- BALANCE SHEET - ASSET- THOUSAND OF R$
--------------------------------------------------------------------------------


1 - CODE    2 - DESCRIPTION                              3 - DATE - 12/31/2004 4 - DATE - 12/31/2003  5 - DATE - 12/31/2002
1           TOTAL ASSETS                                                56,398              2,962,585             2,473,312
1.1         CURRENT ASSETS                                              49,407              1,213,968             1,331,393
1.1.1       CASH AND CASH EQUIVALENTS                                      519                161,031                62,648
1.1.2       CREDITS                                                     37,526                924,735             1,153,120
1.1.3       INVENTORIES                                                 11,271                124,870               114,027
1.1.4       OTHERS                                                          91                  3,332                 1,598
1.2         LONG-TERM ASSETS                                             3,736              1,745,728             1,139,176
1.2.1       CREDITS                                                          0              1,733,520             1,130,656

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  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


1.2.2       ACCOUNTS RECEIVABLE - RELATED PARTIES                        3,736                      0                     0
1.2.2.1     FROM AFFILIATES                                                  0                      0                     0
1.2.2.2     FROM SUBSIDIARIES                                                0                      0                     0
1.2.2.3     OTHERS                                                           0                      0                     0
1.2.3       OTHERS                                                           0                 12,208                 8,520
1.3         FIXED ASSETS                                                 3,255                  2,889                 2,743
1.3.1       INVESTMENTS                                                  3,255                  2,889                 2,743
1.3.1.1     IN AFFILIATES                                                    0                      0                     0
1.3.1.2     IN SUBSIDIARIES                                                  0                      0                     0
1.3.1.3     OTHER COMPANIES                                                  0                      0                     0
1.3.2       PROPERTY, PLANT AND EQUIPMENT                                    0                      0                     0
1.3.3       DEFERRED CHARGES                                                 0                      0                     0

--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

ARACRUZ TRADING S.A.

--------------------------------------------------------------------------------
19.06.02 - - BALANCE SHEET - LIABILITY- THOUSAND OF R$
--------------------------------------------------------------------------------


1 - CODE      2 - DESCRIPTION                      3 - DATE - 12/31/2004   4 - DATE - 12/31/2003   5 - DATE - 12/31/2002
2             TOTAL LIABILITIES                                     56,398               2,962,585                2,473,312
2.1           CURRENT LIABILITIES                                    4,441                 747,357                  268,913
2.1.1         LOANS AND FINANCING                                        0                 238,559                    4,912
2.1.2         DEBENTURES                                                 0                       0                        0
2.1.3         SUPPLIERS                                              3,835                 506,634                  262,936
2.1.4         TAXES                                                      0                       0                        0
2.1.5         DIVIDENDS PAYABLE                                          0                       0                        0
2.1.6         PROVISIONS                                                 0                       0                        0
2.1.7         LOANS FROM RELATED PARTIES                               606                       0                        0
2.1.8         OTHERS                                                     0                   2,164                    1,065
2.2           LONG-TERM LIABILITIES                                      0               1,758,078                1,104,156
2.2.1         LOANS AND FINANCING                                        0               1,758,078                1,104,156
2.2.2         DEBENTURES                                                 0                       0                        0
2.2.3         PROVISION                                                  0                       0                        0
2.2.4         LOANS FROM RELATED PARTIES                                 0                       0                        0
2.2.5         OTHERS                                                     0                       0                        0
2.5           STOCKHOLDER'S EQUITY                                  51,957                 457,150                1,100,243
2.5.1         PAID-IN CAPITAL                                          259                  22,240                  581,042
2.5.2         CAPITAL RESERVES                                           0                       0                        0
2.5.3         REVALUATION RESERVE                                        0                       0                        0
2.5.3.1       OWN ASSETS                                                 0                       0                        0
2.5.3.2       SUBSIDIARIES / AFFILIATES                                  0                       0                        0
2.5.4         REVENUE RESERVES                                           0                       0                        0
2.5.4.1       LEGAL                                                      0                       0                        0
2.5.4.2       STATUTORY                                                  0                       0                        0
2.5.4.3       FOR CONTINGENCIES                                          0                       0                        0

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


2.5.4.4       UNREALIZED INCOME                                          0                       0                        0
2.5.4.5       FOR INVESTMENTS                                            0                       0                        0
2.5.4.6       SPECIAL FOR NON-DISTRIBUTED                                0                       0                        0
              DIVIDENDS
2.5.4.7       OTHER UNREALIZED INCOME                                    0                       0                        0
2.5.5         RETAINED EARNINGS                                     51,698                 434,910                  519,201


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  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

ARACRUZ TRADING S.A.

--------------------------------------------------------------------------------
19.07 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$
--------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                                                             3 - FROM : 01/01/2004 TO
                                                                                        12/31/2004
3.1         GROSS SALES AND SERVICES  REVENUE                                                        750,555
3.2         SALES TAXES AND OTHER DEDUCTIONS                                                        (48,846)
3.3         NET SALES REVENUE                                                                        701,709
3.4         COST OF GOODS SOLD                                                                     (625,064)
3.5         GROSS PROFIT                                                                              76,645
3.6         OPERATING (EXPENSES) INCOME                                                              (2,947)
3.6.1       SELLING                                                                                 (21,112)
3.6.2       GENERAL AND ADMINISTRATIVE                                                               (2,689)
3.6.3       FINANCIAL                                                                                     73
3.6.3.1     FINANCIAL INCOME                                                                             697
3.6.3.2     FINANCIAL EXPENSES                                                                         (624)
3.6.4       OTHER OPERATING INCOME                                                                   622,812
3.6.5       OTHER OPERATING EXPENSES                                                               (624,424)
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                                                       393
3.7         OPERATING INCOME (LOSS)                                                                   51,698
3.8         NON-OPERATING (EXPENSES)  INCOME                                                               0
3.8.1       INCOME                                                                                         0
3.8.2       EXPENSES                                                                                       0
3.9         INCOME(LOSS) BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION                             51,698
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                                                             0
3.11        DEFERRED INCOME TAX ES                                                                         0
3.12        MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                                            0
3.12.1      REMUNERATION                                                                                   0
3.12.2      APPROPRIATIONS                                                                                 0
3.15        NET INCOME (LOSS) FOR THE PERIOD                                                          51,698
            CAPITAL STOCK-QUANTITY (THOUSANDS)                                                     7,697,000
            EARNINGS PER SHARE                                                                       0,00672
            LOSS PER SHARE                                                                                 -

TABLE CONTINUED


    4 - FROM : 01/01/2003  TO          5 - FROM : 01/01/2002 TO
    12/31/2003                         12/31/2002
                2,950,466                          2,055,327
                (190,458)                          (103,595)
                2,760,008                          1,951,732
              (2,750,761)                        (1,621,678)
                    9,247                            330,054
                    1,109                             61,104
                 (55,432)                           (40,317)
                  (2,048)                            (1,473)
                   61,637                            104,147
                  377,329                            975,459
                (315,692)                          (871,312)
                2,911,391                          1,896,103
              (2,914,820)                        (1,897,927)
                      381                                571
                   10,356                            391,158
                        0                                  0
                        0                                  0
                        0                                  0
                   10,356                            391,158
                        0                                  0
                        0                                  0
                        0                                  0
                        0                                  0
                        0                                  0
                   10,356                            391,158

                7,697,000                        264,447,000
                  0,00135                            0,00148
                        -                                  -


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  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

ARACRUZ CELUOSE (USA), INC.


--------------------------------------------------------------------------------
19.06 .01- - BALANCE SHEET - ASSET - THOUSAND OF R$
--------------------------------------------------------------------------------


1 - CODE    2 - DESCRIPTION                              3 - DATE -           4 - DATE - 12/31/2003       5 - DATE -
                                                         12/31/2004                                       12/31/2002
1           TOTAL ASSETS                                     336,482               200,107                   166,146
1.1         CURRENT ASSETS                                   336,393               200,016                   166,000
1.1.1       CASH AND CASH EQUIVALENTS                          6,691                 6,795                     9,502
1.1.2       CREDITS                                          202,859               110,257                    89,156
1.1.3       INVENTORIES                                      126,139                82,964                    67,342
1.1.4       OTHERS                                               704                     0                         0
1.2         LONG-TERM ASSETS                                       0                     0                         0
1.2.1       CREDITS                                                0                     0                         0
1.2.2       ACCOUNTS RECEIVABLE - RELATED PARTIES                  0                     0                         0
1.2.2.1     FROM AFFILIATES                                        0                     0                         0
1.2.2.2     FROM SUBSIDIARIES                                      0                     0                         0
1.2.2.3     OTHERS                                                 0                     0                         0
1.2.3       OTHERS                                                 0                     0                         0
1.3         FIXED ASSETS                                          89                    91                       146
1.3.1       INVESTMENTS                                            0                     0                         0
1.3.1.1     IN AFFILIATES                                          0                     0                         0
1.3.1.2     IN SUBSIDIARIES                                        0                     0                         0
1.3.1.3     OTHER COMPANIES                                        0                     0                         0
1.3.2       PROPERTY, PLANT AND EQUIPMENT                         89                    91                       146
1.3.3       DEFERRED CHARGES                                       0                     0                         0

--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------

ARACRUZ CELUOSE (USA), INC.

--------------------------------------------------------------------------------
19.06.02 - BALANCE SHEET - LIABILITY- THOUSAND OF R$
--------------------------------------------------------------------------------


1 - CODE      2 - DESCRIPTION                      3 - DATE - 12/31/2004   4 - DATE - 12/31/2003   5 - DATE - 12/31/2002
2             TOTAL LIABILITIES                           336,482                 200,107                  166,146
2.1           CURRENT LIABILITIES                         324,183                 187,441                  151,400
2.1.1         LOANS AND FINANCING                               0                       0                        0
2.1.2         DEBENTURES                                        0                       0                        0
2.1.3         SUPPLIERS                                   323,572                 187,083                  150,936
2.1.4         TAXES                                           430                     358                      464
2.1.5         DIVIDENDS PAYABLE                                 0                       0                        0
2.1.6         PROVISIONS                                        0                       0                        0
2.1.7         LOANS FROM RELATED PARTIES                      181                       0                        0
2.1.8         OTHERS                                            0                       0                        0


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  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

2.2           LONG-TERM LIABILITIES                                      0                       0                        0
2.2.1         LOANS AND FINANCING                                        0                       0                        0
2.2.2         DEBENTURES                                                 0                       0                        0
2.2.3         PROVISION                                                  0                       0                        0
2.2.4         LOANS FROM RELATED PARTIES                                 0                       0                        0
2.2.5         OTHERS                                                     0                       0                        0
2.5           STOCKHOLDER'S EQUITY                                  12,299                  12,666                   14,746
2.5.1         PAID-IN CAPITAL                                          531                     578                      707
2.5.2         CAPITAL RESERVES                                           0                       0                        0
2.5.3         REVALUATION RESERVE                                        0                       0                        0
2.5.3.1       OWN ASSETS                                                 0                       0                        0
2.5.3.2       SUBSIDIARIES / AFFILIATES                                  0                       0                        0
2.5.4         REVENUE RESERVES                                           0                       0                        0
2.5.4.1       LEGAL                                                      0                       0                        0
2.5.4.2       STATUTORY                                                  0                       0                        0
2.5.4.3       FOR CONTINGENCIES                                          0                       0                        0
2.5.4.4       UNREALIZED INCOME                                          0                       0                        0
2.5.4.5       FOR INVESTMENTS                                            0                       0                        0
2.5.4.6       SPECIAL FOR NON-DISTRIBUTED                                0                       0                        0
              DIVIDENDS
2.5.4.7       OTHER UNREALIZED INCOME                                    0                       0                        0
2.5.5         RETAINED EARNINGS                                     11,768                  12,088                   14,039

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  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
19.0- SUBSIDIARIES
-----------------------------------------------------------------------------------------------------

ARACRUZ CELUOSE (USA), INC.

-----------------------------------------------------------------------------------------------------
19.07 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------


1 - CODE    2 - DESCRIPTION                                                    3 - FROM : 01/01/2004 TO       4 - FROM : 01/01/2003
                                                                               12/31/2004                     TO 12/31/2003
3.1         GROSS SALES AND SERVICES  REVENUE                                           1,338,127                           646,442
3.2         SALES TAXES AND OTHER DEDUCTIONS                                            (209,196)                           (69,388)
3.3         NET SALES REVENUE                                                           1,128,931                           577,054
3.4         COST OF GOODS SOLD                                                        (1,093,399)                          (551,515)
3.5         GROSS PROFIT                                                                   35,532                            25,539
3.6         OPERATING (EXPENSES) INCOME                                                  (34,218)                           (24,233)
3.6.1       SELLING                                                                      (30,556)                           (15,289)
3.6.2       GENERAL AND ADMINISTRATIVE                                                    (2,116)                            (2,232)
3.6.3       FINANCIAL                                                                       (137)                            (1,540)
3.6.3.1     FINANCIAL INCOME                                                             (34,351)                           (35,313)
3.6.3.2     FINANCIAL EXPENSES                                                             34,214                            33,773
3.6.4       OTHER OPERATING INCOME                                                              0                                 0
3.6.5       OTHER OPERATING EXPENSES                                                      (1,409)                            (5,172)
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                                              0                                 0
3.7         OPERATING INCOME (LOSS)                                                         1,314                             1,306
3.8         NON-OPERATING (EXPENSES)INCOME                                                      0                                 0
3.8.1       INCOME                                                                              0                                 0
3.8.2       EXPENSES                                                                            0                                 0
3.9         INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION                    1,314                             1,306
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                                               (652)                             (698)
3.11        DEFERRED INCOME TAX ES                                                              0                                 0
3.12        MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                                 0                                 0
3.12.1      REMUNERATION                                                                        0                                 0
3.12.2      APPROPRIATIONS                                                                      0                                 0
3.15        NET INCOME (LOSS) FOR THE PERIOD                                                  662                               608

            CAPITAL STOCK-QUANTITY (THOUSANDS)                                            200,000                            200,000
            EARNINGS PER SHARE                                                            0,00331                            0,00304
            LOSS PER SHARE                                                                      -                                  -

TABLE CONTINUED

5 - FROM : 01/01/2002 TO 12/31/2002
       422,919
      (36,404)
       386,515
     (371,116)
        15,399
      (14,616)
      (12,575)
       (2,237)
         2,196
        48,779
      (46,583)
             6
       (2,006)
             0
           783
             0
             0
             0
           783
          (46)
             0
             0
             0
             0
           829

       200,000
       0,00415



  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------
19.0- SUBSIDIARIES
-----------------------------------------------------------------------------------------------------

MUCURI AGROFLORESTAL S.A..


-----------------------------------------------------------------------------------------------------
19.06 .01- - BALANCE SHEET - ASSET- THOUSAND OF R$
-----------------------------------------------------------------------------------------------------


1 - CODE    2 - DESCRIPTION                              3 - DATE -           4 - DATE - 12/31/2003                5 - DATE -
                                                         12/31/2004                                                12/31/2002
1           TOTAL ASSETS                                    70,931                70,175                           69,660
1.1         CURRENT ASSETS                                       0                     0                                0
1.1.1       CASH AND CASH EQUIVALENTS                            0                     0                                0
1.1.2       CREDITS                                              0                     0                                0
1.1.3       INVENTORIES                                          0                     0                                0
1.1.4       OTHERS                                               0                     0                                0
1.2         LONG-TERM ASSETS                                     0                     0                                0
1.2.1       CREDITS                                              0                     0                                0
1.2.2       ACCOUNTS RECEIVABLE - RELATED PARTIES                0                     0                                0
1.2.2.1     FROM AFFILIATES                                      0                     0                                0
1.2.2.2     FROM SUBSIDIARIES                                    0                     0                                0
1.2.2.3     OTHERS                                               0                     0                                0
1.2.3       OTHERS                                               0                     0                                0
1.3         FIXED ASSETS                                    70,931                70,175                           69,660
1.3.1       INVESTMENTS                                          0                     0                                0
1.3.1.1     IN AFFILIATES                                        0                     0                                0
1.3.1.2     IN SUBSIDIARIES                                      0                     0                                0
1.3.1.3     OTHER COMPANIES                                      0                     0                                0
1.3.2       PROPERTY, PLANT AND EQUIPMENT                   70,931                70,175                           69,660
1.3.3       DEFERRED CHARGES                                     0                     0                                0

--------------------------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------------------------

MUCURI AGROFLORESTAL S.A..

--------------------------------------------------------------------------------------------------
19.06.02 - BALANCE SHEET - LIABILITY- THOUSAND OF R$
--------------------------------------------------------------------------------------------------


1 - CODE      2 - DESCRIPTION                      3 - DATE - 12/31/2004   4 - DATE - 12/31/2003   5 - DATE - 12/31/2002
2             TOTAL LIABILITIES                             70,931                  70,175                   69,660
2.1           CURRENT LIABILITIES                              756                       0                      655
2.1.1         LOANS AND FINANCING                                0                       0                        0
2.1.2         DEBENTURES                                         0                       0                        0
2.1.3         SUPPLIERS                                          0                       0                        0
2.1.4         TAXES                                              0                       0                        0
2.1.5         DIVIDENDS PAYABLE                                  0                       0                        0
2.1.6         PROVISIONS                                         0                       0                        0
2.1.7         LOANS FROM RELATED PARTIES                       756                       0                      655
2.1.8         OTHERS                                             0                       0                        0

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

2.2           LONG-TERM LIABILITIES                                      0                       0                        0
2.2.1         LOANS AND FINANCING                                        0                       0                        0
2.2.2         DEBENTURES                                                 0                       0                        0
2.2.3         PROVISION                                                  0                       0                        0
2.2.4         LOANS FROM RELATED PARTIES                                 0                       0                        0
2.2.5         OTHERS                                                     0                       0                        0
2.5           STOCKHOLDER'S EQUITY                                  70,175                  70,175                   69,005
2.5.1         PAID-IN CAPITAL                                       72,300                  72,300                   71,130
2.5.2         CAPITAL RESERVES                                           0                       0                        0
2.5.3         REVALUATION RESERVE                                        0                       0                        0
2.5.3.1       OWN ASSETS                                                 0                       0                        0
2.5.3.2       SUBSIDIARIES / AFFILIATES                                  0                       0                        0
2.5.4         REVENUE RESERVES                                           0                       0                        0
2.5.4.1       LEGAL                                                      0                       0                        0
2.5.4.2       STATUTORY                                                  0                       0                        0
2.5.4.3       FOR CONTINGENCIES                                          0                       0                        0
2.5.4.4       UNREALIZED INCOME                                          0                       0                        0
2.5.4.5       FOR INVESTMENTS                                            0                       0                        0
2.5.4.6       SPECIAL FOR NON-DISTRIBUTED                                0                       0                        0
              DIVIDENDS
2.5.4.7       OTHER UNREALIZED INCOME                                    0                       0                        0
2.5.5         RETAINED EARNINGS                                     (2,125)                 (2,125)                  (2,125)

-----------------------------------------------------------------------------------------------------
19.0- SUBSIDIARIES
-----------------------------------------------------------------------------------------------------

PORTOCEL - TERMINAL ESPECIALIZADO DE BARRA DO RIACHO


-----------------------------------------------------------------------------------------------------
19.06 .01- - BALANCE SHEET - ASSET- THOUSAND OF R$
-----------------------------------------------------------------------------------------------------


1 - CODE    2 - DESCRIPTION                              3 - DATE -           4 - DATE - 12/31/2003      5 - DATE -
                                                         12/31/2004                                      12/31/2002
1           TOTAL ASSETS                                    5,568                 5,321                     3,969
1.1         CURRENT ASSETS                                  4,306                 4,068                     3,021
1.1.1       CASH AND CASH EQUIVALENTS                       2,873                 2,813                     1,998
1.1.2       CREDITS                                         1,368                 1,242                     1,023
1.1.3       INVENTORIES                                         0                     0                         0
1.1.4       OTHERS                                             65                    13                         0
1.2         LONG-TERM ASSETS                                  505                   353                        84
1.2.1       CREDITS                                           425                   292                        25
1.2.1.1     DEFERRED TAXES                                   396                   276                          6
1.2.1.2     TAXES                                              29                    16                        19
1.2.2       ACCOUNTS RECEIVABLE - RELATED PARTIES               0                     0                         0
1.2.2.1     FROM AFFILIATES                                     0                     0                         0
1.2.2.2     FROM SUBSIDIARIES                                   0                     0                         0
1.2.2.3     OTHERS                                              0                     0                         0
1.2.3       OTHERS                                             80                    61                        59
1.2.3.1     ESCROW DEPOSITS                                    80                    61                        59
1.3         FIXED ASSETS                                      757                   900                       864

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

1.3.1       INVESTMENTS                                                    20                    20                   20
1.3.1.1     IN AFFILIATES                                                   0                     0                    0
1.3.1.2     IN SUBSIDIARIES                                                 0                     0                    0
1.3.1.3     OTHER COMPANIES                                                20                    20                   20
1.3.2       PROPERTY, PLANT AND EQUIPMENT                                 737                   880                  844
1.3.3       DEFERRED CHARGES                                                0                     0                    0

-----------------------------------------------------------------------------------------------------
19.0- SUBSIDIARIES
-----------------------------------------------------------------------------------------------------

PORTOCEL - TERMINAL ESPECIALIZADO DE BARRA DO RIACHO

-----------------------------------------------------------------------------------------------------
19.06.02 - BALANCE SHEET - LIABILITY- THOUSAND OF R$
-----------------------------------------------------------------------------------------------------


1 - CODE      2 - DESCRIPTION                      3 - DATE - 12/31/2004   4 - DATE - 12/31/2003   5 - DATE - 12/31/2002
2             TOTAL LIABILITIES                                 5,568                   5,321                    3,969
2.1           CURRENT LIABILITIES                               2,216                   2,312                    1,519
2.1.1         LOANS AND FINANCING                                   0                       0                        0
2.1.2         DEBENTURES                                            0                       0                        0
2.1.3         SUPPLIERS                                           467                     656                      511
2.1.4         TAXES                                               301                     117                      511
2.1.5         DIVIDENDS PAYABLE                                     0                       0                        0
2.1.6         PROVISIONS                                        1,092                   1,006                      814
2.1.6.1       VACATION AND 13rd  SALARY                         1,092                   1,006                      814
2.1.7         LOANS FROM RELATED PARTIES                          356                     533                       33
2.1.8         OTHERS                                                0                       0                        1
2.1.8.1       PROPOSED DIVIDENDS                                    0                       0                        0
2.1.8.2       OTHERS                                                0                       0                        0
2.2           LONG-TERM LIABILITIES                             1,762                   1,446                    1,086
2.2.1         LOANS AND FINANCING                                   0                       0                        0
2.2.2         DEBENTURES                                            0                       0                        0
2.2.3         PROVISION                                         1,733                   1,383                    1,055
2.2.3.1       TAX CONTINGENCIES                                   233                     233                      205
2.2.3.2       LABOR CONTINGENCIES                               1,500                   1,150                      850
2.2.4         LOANS FROM RELATED PARTIES                            0                       0                        0
2.2.5         OTHERS                                               29                      60                       31
2.5           STOCKHOLDER'S EQUITY                              1,590                   1,566                    1,364
2.5.1         PAID-IN CAPITAL                                   1,248                   1,248                    1,248
2.5.2         CAPITAL RESERVES                                     17                      16                        6
2.5.3         REVALUATION RESERVE                                   0                       0                        0
2.5.3.1       OWN ASSETS                                            0                       0                        0
2.5.3.2       SUBSIDIARIES / AFFILIATES                             0                       0                        0
2.5.4         REVENUE RESERVES                                      0                       0                        0
2.5.4.1       LEGAL                                                 0                       0                        0
2.5.4.2       STATUTORY                                             0                       0                        0
2.5.4.3       FOR CONTINGENCIES                                     0                       0                        0
2.5.4.4       UNREALIZED INCOME                                     0                       0                        0
2.5.4.5       FOR INVESTMENTS                                       0                       0                        0
2.5.4.6       SPECIAL FOR NON-DISTRIBUTED                           0                       0                        0
              DIVIDENDS

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

2.5.4.7       OTHER UNREALIZED INCOME                                    0                       0                        0
2.5.5         RETAINED EARNINGS                                        325                     302                      110


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
19.0- SUBSIDIARIES
-----------------------------------------------------------------------------------------------------

PORTOCEL - TERMINAL ESPECIALIZADO DE BARRA DO RIACHO

-----------------------------------------------------------------------------------------------------
19.07 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                                                             3 - FROM : 01/01/2004 TO
                                                                                        12/31/2004
3.1         GROSS SALES AND SERVICES  REVENUE                                                            17,831
3.2         SALES TAXES AND OTHER DEDUCTIONS                                                            (2,463)
3.3         NET SALES REVENUE                                                                            15,368
3.4         COST OF GOODS SOLD                                                                         (10,917)
3.5         GROSS PROFIT                                                                                  4,451
3.6         OPERATING (EXPENSES) INCOME                                                                 (4,366)
3.6.1       SELLING                                                                                           0
3.6.2       GENERAL AND ADMINISTRATIVE                                                                  (4,654)
3.6.3       FINANCIAL                                                                                       286
3.6.3.1     FINANCIAL INCOME                                                                                393
3.6.3.2     FINANCIAL EXPENSES                                                                            (107)
3.6.4       OTHER OPERATING INCOME                                                                            2
3.6.5       OTHER OPERATING EXPENSES                                                                          0
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                                                            0
3.7         OPERATING INCOME (LOSS)                                                                          85
3.8         NON-OPERATING (EXPENSES)  INCOME                                                                 28
3.8.1       INCOME                                                                                           43
3.8.2       EXPENSES                                                                                       (15)
3.9         INCOME(LOSS) BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION                                   113
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                                                             (89)
3.11        DEFERRED INCOME TAX ES                                                                            0
3.12        MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                                               0
3.12.1      REMUNERATION                                                                                      0
3.12.2      APPROPRIATIONS                                                                                    0
3.15        NET INCOME (LOSS) FOR THE PERIOD                                                                 24

            CAPITAL STOCK-QUANTITY (THOUSANDS)                                                            7,781
            EARNINGS PER SHARE                                                                          0,00308
            LOSS PER SHARE                                                                                    -

TABLE CONTINUED


4 - FROM : 01/01/2003  TO          5 - FROM : 01/01/2002 TO
12/31/2003                         12/31/2002
         18,241                             13,865
         (1,431                               (879
         16,810                             12,986
       (13,063)                             (9,408)
          3,747                              3,578
        (3,674)                             (3,360)
              0                                  0
        (3,993)                             (3,627)
            324                                261
            425                                335
          (101)                                (74)
              0                                  0
            (5)                                  0
              0                                  0
             73                                212
           (10)                                  0
              0                                  0
           (10)                                  0
             63                                212
            139                               (167)
              0                                  0
              0                                  0
              0                                  0
              0                                  0
            202                                 45

          7,781                              7,781
        0,02596                            0,00578
              -                                  -

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------
19.0- SUBSIDIARIES
-----------------------------------------------------------------------------------------------------

ARACRUZ PRODUTOSS DE MADEIRA S.A.


-----------------------------------------------------------------------------------------------------
19.06 .01- - BALANCE SHEET - ASSET- THOUSAND OF R$
-----------------------------------------------------------------------------------------------------


1 - CODE    2 - DESCRIPTION                              3 - DATE -           4 - DATE - 12/31/2003   5 - DATE - 12/31/2002
                                                         12/31/2004
1           TOTAL ASSETS                                    62,040                  66,386                68,460
1.1         CURRENT ASSETS                                  19,037                  19,993                18,783
1.1.1       CASH AND CASH EQUIVALENTS                           74                     397                   396
1.1.2       CREDITS                                          7,537                   6,555                 8,645
1.1.3       INVENTORIES                                     10,971                  13,008                 9,545
1.1.4       OTHERS                                             455                      33                   197
1.2         LONG-TERM ASSETS                                    43                      58                    63
1.2.1       CREDITS                                             30                      45                    63
1.2.1.1     TAXES                                               30                      45                    63
1.2.2       ACCOUNTS RECEIVABLE - RELATED PARTIES                0                       0                     0
1.2.2.1     FROM AFFILIATES                                      0                       0                     0
1.2.2.2     FROM SUBSIDIARIES                                    0                       0                     0
1.2.2.3     OTHERS                                               0                       0                     0
1.2.3       OTHERS                                              13                      13                     0
1.2.3.1     ESCROW DEPOSITS                                     13                      13                     0
1.3         FIXED ASSETS                                    42,960                  46,335                49,614
1.3.1       INVESTMENTS                                          0                       0                     0
1.3.1.1     IN AFFILIATES                                        0                       0                     0
1.3.1.2     IN SUBSIDIARIES                                      0                       0                     0
1.3.1.3     OTHER COMPANIES                                      0                       0                     0
1.3.2       PROPERTY, PLANT AND EQUIPMENT                   38,103                  40,446                42,694
1.3.3       DEFERRED CHARGES                                 4,857                   5,889                 6,920

                                       69

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------
19.0- SUBSIDIARIES
-----------------------------------------------------------------------------------------------------

ARACRUZ PRODUTOSS DE MADEIRA S.A.

-----------------------------------------------------------------------------------------------------
19.06.02 - BALANCE SHEET - LIABILITY- THOUSAND OF R$
-----------------------------------------------------------------------------------------------------


1 - CODE      2 - DESCRIPTION                      3 - DATE - 12/31/2004   4 - DATE - 12/31/2003   5 - DATE - 12/31/2002
2             TOTAL LIABILITIES                             62,040                  66,386                   68,460
2.1           CURRENT LIABILITIES                            6,211                   2,192                    3,284
2.1.1         LOANS AND FINANCING                                0                     599                        0
2.1.2         DEBENTURES                                         0                       0                        0
2.1.3         SUPPLIERS                                      1,660                     932                    2,765
2.1.4         TAXES                                          1,039                      17                       26
2.1.5         DIVIDENDS PAYABLE                                  0                       0                        0
2.1.6         PROVISIONS                                       423                     472                      269
2.1.6.1       VACATION AND 13rd  SALARY                        423                     472                      269
2.1.7         LOANS FROM RELATED PARTIES                    02,961                       0                        4
2.1.8         OTHERS                                           128                     172                      220
2.2           LONG-TERM LIABILITIES                              0                       0                        0
2.2.1         LOANS AND FINANCING                                0                       0                        0
2.2.2         DEBENTURES                                         0                       0                        0
2.2.3         PROVISION                                          0                       0                        0
2.2.4         LOANS FROM RELATED PARTIES                         0                       0                        0
2.2.5         OTHERS                                             0                       0                        0
2.5           STOCKHOLDER'S EQUITY                          55,829                  64,194                   65,176
2.5.1         PAID-IN CAPITAL                              130,940                 130,940                  124,450
2.5.2         CAPITAL RESERVES                                   0                       0                        0
2.5.3         REVALUATION RESERVE                                0                       0                        0
2.5.3.1       OWN ASSETS                                         0                       0                        0
2.5.3.2       SUBSIDIARIES / AFFILIATES                          0                       0                        0
2.5.4         REVENUE RESERVES                                   0                       0                        0
2.5.4.1       LEGAL                                              0                       0                        0
2.5.4.2       STATUTORY                                          0                       0                        0
2.5.4.3       FOR CONTINGENCIES                                  0                       0                        0
2.5.4.4       UNREALIZED INCOME                                  0                       0                        0
2.5.4.5       FOR INVESTMENTS                                    0                       0                        0
2.5.4.6       SPECIAL FOR NON-DISTRIBUTED                        0                       0                        0
              DIVIDENDS
2.5.4.7       OTHER UNREALIZED INCOME                            0                       0                        0
2.5.5         RETAINED EARNINGS                           (75,111)                (66,746)                 (59,274)

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
19.0- SUBSIDIARIES
-----------------------------------------------------------------------------------------------------

ARACRUZ PRODUTOSS DE MADEIRA S.A.

-----------------------------------------------------------------------------------------------------
19.07 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                                                             3 - FROM : 01/01/2004 TO
                                                                                        12/31/2004
3.1         GROSS SALES AND SERVICES  REVENUE                                                          31,447
3.2         SALES TAXES AND OTHER DEDUCTIONS                                                          (2,903)
3.3         NET SALES REVENUE                                                                          28,544
3.4         COST OF GOODS SOLD                                                                       (33,092)
3.5         GROSS PROFIT                                                                              (4,548)
3.6         OPERATING (EXPENSES) INCOME                                                               (3,816)
3.6.1       SELLING                                                                                   (1,637)
3.6.2       GENERAL AND ADMINISTRATIVE                                                                (1,808)
3.6.3       FINANCIAL                                                                                   (437)
()6.3.1     FINANCIAL INCOME                                                                              247
3.6.3.2     FINANCIAL EXPENSES                                                                          (684)
3.6.4       OTHER OPERATING INCOME                                                                        138
3.6.5       OTHER OPERATING EXPENSES                                                                     (72)
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                                                          0
3.7         OPERATING INCOME (LOSS)                                                                   (8,364)
3.8         NON-OPERATING (EXPENSES)  INCOME                                                                0
3.8.1       INCOME                                                                                          0
3.8.2       EXPENSES                                                                                        0
3.9         INCOME(LOSS) BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION                             (8,364)
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                                                              0
3.11        DEFERRED INCOME TAX ES                                                                          0
3.12        MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                                             0
3.12.1      REMUNERATION                                                                                    0
3.12.2      APPROPRIATIONS                                                                                  0
3.15        NET INCOME (LOSS) FOR THE PERIOD                                                          (8,364)

            CAPITAL STOCK-QUANTITY (THOUSANDS)                                                             44
            EARNINGS PER SHARE
            LOSS PER SHARE                                                                        (190,09091)

TABLE CONTINUED


4 - FROM : 01/01/2003  TO          5 - FROM : 01/01/2002
12/31/2003                         TO 12/31/2002
              28,904                   22,655
             (2,260)                  (2,004)
              26,644                   20,651
            (30,662)                 (27,651)
             (4,018)                  (7,000)
             (3,454)                 (10,229)
             (2,360)                  (2,787)
             (1,678)                  (1,875)
               (657)                  (3,280)
               (506)                    1,056
               (151)                  (4,336)
                 165                       79
               1,076                  (2,366)
                   0                        0
             (7,472)                 (17,229)
                   0                        0
                   0                        0
                   0                        0
             (7,472)                 (17,229)
                   0                        0
                   0                        0
                   0                        0
                   0                        0
                   0                        0
             (7,472)                 (17,229)

                 131                       79

          (57,03817)              (218,08861)


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------
19.0- SUBSIDIARIES

VERACEL CELULOSE S.A.


19.06 .01- - BALANCE SHEET - ASSET- THOUSAND OF R$


1 - CODE    2 - DESCRIPTION                              3 - DATE - 12/31/2004 4 - DATE - 12/31/2003   5 - DATE - 12/31/2002
1           TOTAL ASSETS                                             1,470,267                 557,446                 272,751
1.1         CURRENT ASSETS                                              99,409                  77,286                  28,649
1.1.1       CASH AND CASH EQUIVALENTS                                   78,306                  56,980                  12,329
1.1.2       CREDITS                                                     10,096                  16,611                  11,524
1.1.3       INVENTORIES                                                  5,824                   3,616                   4,760
1.1.4       OTHERS                                                       5,183                      79                      36
1.2         LONG-TERM ASSETS                                            40,181                   4,309                  12,981
1.2.1       CREDITS                                                     19,415                   4,064                  12,916
1.2.1.1      DEFERRED TAXES                                              7,329                   3,989                  12,870
1.2.1.2     TAXES                                                       12,086                      75                      46
1.2.2       ACCOUNTS RECEIVABLE - RELATED PARTIES                       16,888                       0                       0
1.2.2.1     FROM AFFILIATES                                             16,888                       0                       0
1.2.2.2     FROM SUBSIDIARIES                                                0                       0                       0
1.2.2.3     OTHERS                                                           0                       0                       0
1.2.3       OTHERS                                                       3,878                     245                      65
1.2.3.1     ESCROW DEPOSITS                                              3,107                     245                      65
1.2.3.2     OTHERS                                                         771                       0                       0
1.3         FIXED ASSETS                                             1,330,677                 475,851                 231,121
1.3.1       INVESTMENTS                                                      0                       0                       0
1.3.1.1     IN AFFILIATES                                                    0                       0                       0
1.3.1.2     IN SUBSIDIARIES                                                  0                       0                       0
1.3.1.3     OTHER COMPANIES                                                  0                       0                       0
1.3.2       PROPERTY, PLANT AND EQUIPMENT                            1,258,730                 398,121                 158,529
1.3.3       DEFERRED CHARGES                                            71,947                  77,730                  72,592

19.0- SUBSIDIARIES

VERACEL CELULOSE S.A.

19.06.02 - BALANCE SHEET - LIABILITY- THOUSAND OF R$

1 - CODE     2 - DESCRIPTION                      3 - DATE - 12/31/2004   4 - DATE - 12/31/2003   5 - DATE - 12/31/2002
2            TOTAL LIABILITIES                                  1,470,267                 557,446                  272,751
2.1          CURRENT LIABILITIES                                  110,392                  47,621                   56,210
2.1.1        LOANS AND FINANCING                                   27,664                  31,310                   47,486
2.1.2        DEBENTURES                                                 0                       0                        0
2.1.3        SUPPLIERS                                             75,335                  10,724                    4,532
2.1.4        TAXES                                                  3,426                   3,087                    3,080
2.1.5        DIVIDENDS PAYABLE                                          0                       0                        0

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


2.1.6        PROVISIONS                                             3,899                   2,500                    1,112
2.1.6.1      VACATION AND 13rd  SALARY                              3,899                   2,500                        0
2.1.7        LOANS FROM RELATED PARTIES                                 0                       0                        0
2.1.8        OTHERS                                                    68                       0                        0
2.2          LONG-TERM LIABILITIES                                654,749                  88,698                  119,821
2.2.1        LOANS AND FINANCING                                  649,063                  88,698                  119,821
2.2.2        DEBENTURES                                                 0                       0                        0
2.2.3        PROVISION                                              5,686                       0                        0
2.2.4        LOANS FROM RELATED PARTIES                             5,686                       0                        0
2.2.5        OTHERS                                                     0                       0                        0
2.5          STOCKHOLDER'S EQUITY                                 705,126                 421,127                   96,720
2.5.1        PAID-IN CAPITAL                                      725,707                 431,097                  123,107
2.5.2        CAPITAL RESERVES                                       2,631                       0                        0
2.5.3        REVALUATION RESERVE                                        0                       0                        0
2.5.3.1      OWN ASSETS                                                 0                       0                        0
2.5.3.2      SUBSIDIARIES / AFFILIATES                                  0                       0                        0
2.5.4        REVENUE RESERVES                                         967                       0                        0
2.5.4.1      LEGAL                                                      0                       0                        0
2.5.4.2      STATUTORY                                                  0                       0                        0
2.5.4.3      FOR CONTINGENCIES                                          0                       0                        0
2.5.4.4      UNREALIZED INCOME                                          0                       0                        0
2.5.4.5      FOR INVESTMENTS                                            0                       0                        0
2.5.4.6      SPECIAL FOR NON-DISTRIBUTED                                0                       0                        0
             DIVIDENDS
2.5.4.7      OTHER UNREALIZED INCOME                                    0                       0                        0
2.5.5        RETAINED EARNINGS                                   (24,179)                 (9,970)                 (26,387)

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

19.0- SUBSIDIARIES

VERACEL CELULOSE S.A.

19.07 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$

1 - CODE    2 - DESCRIPTION                                                           3 - FROM : 01/01/2004 TO
                                                                                      12/31/2004
3.1         GROSS SALES AND SERVICES  REVENUE                                                         69,015
3.2         SALES TAXES AND OTHER DEDUCTIONS                                                        (14,838)
3.3         NET SALES REVENUE                                                                         54,177
3.4         COST OF GOODS SOLD                                                                      (22,715)
3.5         GROSS PROFIT                                                                              31,462
3.6         OPERATING (EXPENSES) INCOME                                                             (47,924)
3.6.1       SELLING                                                                                 (19,156)
3.6.2       GENERAL AND ADMINISTRATIVE                                                              (24,110)
3.6.3       FINANCIAL                                                                                (7,184)
()6.3.1     FINANCIAL INCOME                                                                           4,468
3.6.3.2     FINANCIAL EXPENSES                                                                      (11,652)
3.6.4       OTHER OPERATING INCOME                                                                     3,056
3.6.5       OTHER OPERATING EXPENSES                                                                   (530)
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                                                         0
3.7         OPERATING INCOME (LOSS)                                                                 (16,462)
3.8         NON-OPERATING (EXPENSES)  INCOME                                                           (120)
3.8.1       INCOME                                                                                         0
3.8.2       EXPENSES                                                                                   (120)
3.9         INCOME(LOSS) BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION                           (16,582)
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                                                         5,247
3.11        DEFERRED INCOME TAX ES                                                                         0
3.12        MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                                            0
3.12.1      REMUNERATION                                                                                   0
3.12.2      APPROPRIATIONS                                                                                 0
3.15        NET INCOME (LOSS) FOR THE PERIOD                                                        (11,335)

            CAPITAL STOCK-QUANTITY (THOUSANDS)                                                   219,635,254
            EARNINGS PER SHARE
            LOSS PER SHARE                                                                         (0,00005)

TABLE CONTINUED

      4 - FROM : 01/01/2003  TO         5 - FROM : 01/01/2002  TO
      12/31/2003                        12/31/2002
                    116,990                             65,496
                   (19,135)                           (10,942)
                     97,855                             54,554
                   (25,228)                           (16,476)
                     72,627                             38,078
                   (43,225)                           (77,627)
                   (38,057)                           (13,412)
                   (13,260)                            (6,578)
                     14,986                           (51,778)
                      7,406                              2,718
                      7,580                           (54,496)
                        525                              2,124
                    (7,419)                            (7,983)
                          0                                  0
                     29,402                           (39,549)
                        259                                292
                        259                                292
                          0                                  0
                     29,661                           (39,257)
                   (10,312)                             12,870
                          0                                  0
                          0                                  0
                          0                                  0
                          0                                  0
                     19,349                           (26,387)

                219,635,254                        102,078,639
                    0,00009
                                                     (0,00026)



  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

19.0- SUBSIDIARIES

ARACRUZ TRADING HUNGARY LTD


19.06 .01- - BALANCE SHEET - ASSET- THOUSAND OF R$


1 - CODE     2 - DESCRIPTION                              3 - DATE - 12/31/2004
1            TOTAL ASSETS                                        2,837,453
1.1          CURRENT ASSETS                                        997,185
1.1.1        CASH AND CASH EQUIVALENTS                              64,712
1.1.2        CREDITS                                               830,422
1.01.02..01  SUPPLIERS                                             584,329
1.01.02.02   ACCOUNTS RECEIVABLE FROM CUSTOMERS                    246,037
1.01.02.03   TAX  CREDITS                                               56
1.1.3        INVENTORIES                                            98,635
1.1.4        OTHERS                                                  3,416
1.2          LONG-TERM ASSETS                                    1,840,268
1.2.1        CREDITS                                                     0
1.2.2        ACCOUNTS RECEIVABLE - RELATED PARTIES               1,830,110
1.2.2.1      FROM AFFILIATES                                     1,830,110
1.2.2.2      FROM SUBSIDIARIES                                           0
1.2.2.3      OTHERS                                                      0
1.2.3        OTHERS                                                 10,158
1.3          FIXED ASSETS                                                0
1.3.1        INVESTMENTS                                                 0
1.3.1.1      IN AFFILIATES                                               0
1.3.1.2      IN SUBSIDIARIES                                             0
1.3.1.3      OTHER COMPANIES                                             0
1.3.2        PROPERTY, PLANT AND EQUIPMENT                               0
1.3.3        DEFERRED CHARGES                                            0

19.0- SUBSIDIARIES

ARACRUZ TRADING HUNGARY LTD

19.06.02 - BALANCE SHEET - LIABILITY- THOUSAND OF R$


1 - CODE      2 - DESCRIPTION                             3 - DATE - 12/31/2004
2             TOTAL LIABILITIES                                  2,837,453
2.1           CURRENT LIABILITIES                                  519,375
2.1.1         LOANS AND FINANCING                                  201,981
2.1.2         DEBENTURES                                                 0
2.1.3         SUPPLIERS                                            291,890
2.1.4         TAXES                                                 17,886
2.1.5         DIVIDENDS PAYABLE                                          0
2.1.6         PROVISIONS                                                 0
2.1.7         LOANS FROM RELATED PARTIES                             3,736
2.1.8         OTHERS                                                 3,882

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


2.2           LONG-TERM LIABILITIES                          1,888,818
2.2.1         LOANS AND FINANCING                            1,888,818
2.2.2         DEBENTURES                                             0
2.2.3         PROVISION                                              0
2.2.4         LOANS FROM RELATED PARTIES                             0
2.2.5         OTHERS                                                 0
2.5           STOCKHOLDER'S EQUITY                             429,260
2.5.1         PAID-IN CAPITAL                                       29
2.5.2         CAPITAL RESERVES                                       0
2.5.3         REVALUATION RESERVE                                    0
2.5.3.1       OWN ASSETS                                             0
2.5.3.2       SUBSIDIARIES / AFFILIATES                              0
2.5.4         REVENUE RESERVES                                       0
2.5.4.1       LEGAL                                                  0
2.5.4.2       STATUTORY                                              0
2.5.4.3       FOR CONTINGENCIES                                      0
2.5.4.4       UNREALIZED INCOME                                      0
2.5.4.5       FOR INVESTMENTS                                        0
2.5.4.6       SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                  0
2.5.4.7       OTHER UNREALIZED INCOME                                0
2.5.5         RETAINED EARNINGS                                429,231

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

19.0- SUBSIDIARIES

ARACRUZ TRADING HUNGARY LTD

19.07 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$

           1 - CODE               2 - DESCRIPTION                                                3 - FROM : 01/01/2004 TO 12/31/2004
           3.1                    GROSS SALES AND SERVICES  REVENUE                                           2,765,126
           3.2                    SALES TAXES AND OTHER DEDUCTIONS                                            (154,021)
           3.3                    NET SALES REVENUE                                                           2,611,105
           3.4                    COST OF GOODS SOLD                                                        (2,067,250)
           3.5                    GROSS PROFIT                                                                  543,855
           3.6                    OPERATING (EXPENSES) INCOME                                                  (84,765)
           3.6.1                  SELLING                                                                      (52,054)
           3.6.2                  GENERAL AND ADMINISTRATIVE                                                      (551)
           3.6.3                  FINANCIAL                                                                    (42,160)
           3.6.3.1                FINANCIAL INCOME                                                               74,383
           3.6.3.2                FINANCIAL EXPENSES                                                          (116,543)
           3.6.4                  OTHER OPERATING INCOME                                                      2,751,058
           3.6.5                  OTHER OPERATING EXPENSES                                                  (2,751,058)
           3.6.6                  EQUITY IN THE RESULTS OF  SUBSIDIARIES                                              0
           3.7                    OPERATING INCOME (LOSS)                                                       449,090
           3.8                    NON-OPERATING (EXPENSES)  INCOME                                                    0
           3.8.1                  INCOME                                                                              0
           3.8.2                  EXPENSES                                                                            0
           3.9                    INCOME(LOSS) BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION                 449,090
           3.10                   INCOME TAX AND SOCIAL CONTRIBUTION                                           (19,830)
           3.11                   DEFERRED INCOME TAX ES                                                              0
           3.12.1                 REMUNERATION                                                                        0
           3.12.2                 APPROPRIATIONS                                                                      0
           3.15                   NET INCOME (LOSS) FOR THE PERIOD                                              429,260

                                  CAPITAL STOCK-QUANTITY (THOUSANDS)                                                 11
                                  EARNINGS PER SHARE                                                       39,023,63636
                                  LOSS PER SHARE                                                                      -


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

19.0- SUBSIDIARIES


ARA PULP COM. IMPOR. EXPORT. UNIPESSOAL LT


19.06 .01- - BALANCE SHEET - ASSET- THOUSAND OF R$


1 - CODE     2 - DESCRIPTION                              3 - DATE - 12/31/2004
1            TOTAL ASSETS                                          10,388
1.1          CURRENT ASSETS                                        10,388
1.1.1        CASH AND CASH EQUIVALENTS                              6,871
1.1.2        CREDITS                                                    0
1.1.3        INVENTORIES                                                0
1.1.4        OTHERS                                                 3,517
1.2          LONG-TERM ASSETS                                           0
1.2.1        CREDITS                                                    0
1.2.2        ACCOUNTS RECEIVABLE - RELATED PARTIES                      0
1.2.2.1      FROM AFFILIATES                                            0
1.2.2.2      FROM SUBSIDIARIES                                          0
1.2.2.3      OTHERS                                                     0
1.2.3        OTHERS                                                     0
1.3          FIXED ASSETS                                               0
1.3.1        INVESTMENTS                                                0
1.3.1.1      IN AFFILIATES                                              0
1.3.1.2      IN SUBSIDIARIES                                            0
1.3.1.3      OTHER COMPANIES                                            0
1.3.2        PROPERTY, PLANT AND EQUIPMENT                              0
1.3.3        DEFERRED CHARGES                                           0

19.0- SUBSIDIARIES

ARA PULP COM. IMPOR. EXPORT. UNIPESSOAL LT

19.06.02 - BALANCE SHEET - LIABILITY- THOUSAND OF R$


1 - CODE      2 - DESCRIPTION                             3 - DATE - 12/31/2004
2             TOTAL LIABILITIES                                    10,388
2.1           CURRENT LIABILITIES                                      19
2.1.1         LOANS AND FINANCING                                       0
2.1.2         DEBENTURES                                                0
2.1.3         SUPPLIERS                                                19
2.1.4         TAXES                                                     0
2.1.5         DIVIDENDS PAYABLE                                         0
2.1.6         PROVISIONS                                                0
2.1.7         LOANS FROM RELATED PARTIES                                0
2.1.8         OTHERS                                                    0
2.2           LONG-TERM LIABILITIES                                     0
2.2.1         LOANS AND FINANCING                                       0
2.2.2         DEBENTURES                                                0

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


2.2.3         PROVISION                                           0
2.2.4         LOANS FROM RELATED PARTIES                          0
2.2.5         OTHERS                                              0
2.5           STOCKHOLDER'S EQUITY                           10,369
2.5.1         PAID-IN CAPITAL                                    36
2.5.2         CAPITAL RESERVES                                    0
2.5.3         REVALUATION RESERVE                                 0
2.5.3.1       OWN ASSETS                                          0
2.5.3.2       SUBSIDIARIES / AFFILIATES                           0
2.5.4         REVENUE RESERVES                                    0
2.5.4.1       LEGAL                                               0
2.5.4.2       STATUTORY                                           0
2.5.4.3       FOR CONTINGENCIES                                   0
2.5.4.4       UNREALIZED INCOME                                   0
2.5.4.5       FOR INVESTMENTS                                     0
2.5.4.6       SPECIAL FOR NON-DISTRIBUTED DIVIDENDS               0
2.5.4.7       OTHER UNREALIZED INCOME                             0
2.5.5         RETAINED EARNINGS                              10,333

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

19.0- SUBSIDIARIES

ARA PULP COM. IMPOR. EXPORT. UNIPESSOAL LT

19.07 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$

           1 - CODE        2 - DESCRIPTION                                                  3 - FROM : 01/01/2004 TO 12/31/2004
           3.1             GROSS SALES AND SERVICES  REVENUE                                                        0
           3.2             SALES TAXES AND OTHER DEDUCTIONS                                                         0
           3.3             NET SALES REVENUE                                                                        0
           3.4             COST OF GOODS SOLD                                                                       0
           3.5             GROSS PROFIT                                                                             0
           3.6             OPERATING (EXPENSES) INCOME                                                         10,369
           3.6.1           SELLING                                                                                  0
           3.6.2           GENERAL AND ADMINISTRATIVE                                                               0
           3.6.3           FINANCIAL                                                                           10,369
           3.6.3.1         FINANCIAL INCOME                                                                    10,369
           3.6.3.2         FINANCIAL EXPENSES                                                                       0
           3.6.4           OTHER OPERATING INCOME                                                                   0
           3.6.5           OTHER OPERATING EXPENSES                                                                 0
           3.6.6           EQUITY IN THE RESULTS OF  SUBSIDIARIES                                                   0
           3.7             OPERATING INCOME (LOSS)                                                             10,369
           3.8             NON-OPERATING (EXPENSES)  INCOME                                                         0
           3.8.1           INCOME                                                                                   0
           3.8.2           EXPENSES                                                                                 0
           3.9             INCOME(LOSS) BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION                       10,369
           3.10            INCOME TAX AND SOCIAL CONTRIBUTION                                                       0
           3.11            DEFERRED INCOME TAX ES                                                                   0
           3.12.           REMUNERATION                                                                             0
           3.15            NET INCOME (LOSS) FOR THE PERIOD                                                    10,369

                           CAPITAL STOCK-QUANTITY (THOUSANDS)                                                       1
                           EARNINGS PER SHARE                                                             10,369,0000
                           LOSS PER SHARE                                                                           -

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

19.0- SUBSIDIARIES


RIOCELL TRADE S.A.


19.06 .01- - BALANCE SHEET - ASSET- THOUSAND OF R$


1 - CODE     2 - DESCRIPTION                            3 - DATE - 12/31/2004
1            TOTAL ASSETS                                            3,471
1.1          CURRENT ASSETS                                          3,471
1.1.1        CASH AND CASH EQUIVALENTS                               2,779
1.1.2        CREDITS                                                   692
1.1.3        INVENTORIES                                                 0
1.1.4        OTHERS                                                      0
1.2          LONG-TERM ASSETS                                            0
1.2.1        CREDITS                                                     0
1.2.2        ACCOUNTS RECEIVABLE - RELATED PARTIES                       0
1.2.2.1      FROM AFFILIATES                                             0
1.2.2.2      FROM SUBSIDIARIES                                           0
1.2.2.3      OTHERS                                                      0
1.2.3        OTHERS                                                      0
1.3          FIXED ASSETS                                                0
1.3.1        INVESTMENTS                                                 0
1.3.1.1      IN AFFILIATES                                               0
1.3.1.2      IN SUBSIDIARIES                                             0
1.3.1.3      OTHER COMPANIES                                             0
1.3.2        PROPERTY, PLANT AND EQUIPMENT                               0
1.3.3        DEFERRED CHARGES                                            0

19.0- SUBSIDIARIES


RIOCELL TRADE S.A.


19.06.02 - BALANCE SHEET - LIABILITY- THOUSAND OF R$


1 - CODE      2 - DESCRIPTION                           3 - DATE - 12/31/2004
2             TOTAL LIABILITIES                                     3,471
2.1           CURRENT LIABILITIES                                     989
2.1.1         LOANS AND FINANCING                                       0
2.1.2         DEBENTURES                                                0
2.1.3         SUPPLIERS                                               186
2.1.4         TAXES                                                   244
2.1.5         DIVIDENDS PAYABLE                                         0
2.1.6         PROVISIONS                                                0
2.1.7         LOANS FROM RELATED PARTIES                               30
2.1.8         OTHERS                                                  559
2.2           LONG-TERM LIABILITIES                                     0

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------


2.2.1         LOANS AND FINANCING                              0
2.2.2         DEBENTURES                                       0
2.2.3         PROVISION                                        0
2.2.4         LOANS FROM RELATED PARTIES                       0
2.2.5         OTHERS                                           0
2.5           STOCKHOLDER'S EQUITY                         2,482
2.5.1         PAID-IN CAPITAL                                 58
2.5.2         CAPITAL RESERVES                                 0
2.5.3         REVALUATION RESERVE                              0
2.5.3.1       OWN ASSETS                                       0
2.5.3.2       SUBSIDIARIES / AFFILIATES                        0
2.5.4         REVENUE RESERVES                                 0
2.5.4.1       LEGAL                                            0
2.5.4.2       STATUTORY                                        0
2.5.4.3       FOR CONTINGENCIES                                0
2.5.4.4       UNREALIZED INCOME                                0
2.5.4.5       FOR INVESTMENTS                                  0
2.5.4.6       SPECIAL FOR NON-DISTRIBUTED DIVIDENDS            0
2.5.4.7       OTHER UNREALIZED INCOME                          0
2.5.5         RETAINED EARNINGS                            2,424

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

19.0- SUBSIDIARIES

RIOCELL TRADE S.A.

19.07 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$

           1 - CODE                        2 - DESCRIPTION                                      3 - FROM : 01/01/2004 TO 12/31/2004
           3.1                             GROSS SALES AND SERVICES  REVENUE                                     78,025
           3.2                             SALES TAXES AND OTHER DEDUCTIONS                                      (1,685
           3.3                             NET SALES REVENUE                                                     76,340
           3.4                             COST OF GOODS SOLD                                                   (70,189
           3.5                             GROSS PROFIT                                                           6,151
           3.6                             OPERATING (EXPENSES) INCOME                                          (3,701)
           3.6.1                           SELLING                                                               (1,167
           3.6.2                           GENERAL AND ADMINISTRATIVE                                              (233
           3.6.3                           FINANCIAL                                                                240
           3.6.3.1                         FINANCIAL INCOME                                                       5,794
           3.6.3.2                         FINANCIAL EXPENSES                                                    (5,554
           3.6.4                           OTHER OPERATING INCOME                                                     0
           3.6.5                           OTHER OPERATING EXPENSES                                              (2,541
           3.6.6                           EQUITY IN THE RESULTS OF  SUBSIDIARIES                                     0
           3.7                             OPERATING INCOME (LOSS)                                                2,450
           3.8                             NON-OPERATING (EXPENSES)INCOME                                           0
           3.8.1                           INCOME                                                                     0
           3.8.2                           EXPENSES                                                               2,450
           3.9                             INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT
                                            REMUNERATION                                                            (26)
           3.10                            INCOME TAX AND SOCIAL CONTRIBUTION                                         0
           3.11                            DEFERRED INCOME TAX ES                                                     0
           3.12                            REMUNERATION                                                               0
           3.15                            NET INCOME (LOSS) FOR THE PERIOD                                       2,424

                                           CAPITAL STOCK-QUANTITY (THOUSANDS)                                    27,450
                                           EARNINGS PER SHARE                                               2,424,00000
                                           LOSS PER SHARE                                                           -


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  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

20.00 - INFORMATION ON CORPORATE GOVERNANCE

  Aracruz acts in a responsible manner and complies fully with the Brazilian Corporate Law, with the requirements of foreign legislation applicable to companies whose shares are listed on stock exchanges in the United States and Spain, and with the rules of the Sao Paulo (Bovespa), New York (NYSE) and Latibex (Madrid) stock exchanges.

  The company's Corporate Governance model follows the guidelines established by the Board of Directors and also respects the company's by-laws. The principles that direct this model are transparency; the clear definition of functions; management independence; equitable treatment of all shareholders and accountability.

  The Board of Directors is made up of ten members and an equal number of alternates, all elected to three-year terms of office by the shareholders at a General Meeting. They do not hold executive positions. The Board of Directors meets a minimum of four times per year and, among others duties, is responsible for the following:

          o Establishing general guidance for the company's operations and determining related financial and economic policies
          o Supervising the operation and management of the company, deciding significant matters concerning strategy, investments, organization, and finance
          o Electing the Chairman and the Vice-Chairman from among its members
          o Appointing the Board of Officers and the Chief Executive Officer (the "CEO")
          o    Approving the organizational structure of the company
          o Guiding and advising the Board of Officers in all matters of interest to the Company
          o Appointing internal committees with the role of analyzing and presenting to the Board of Directors recommendations on specific matters. Currently there are six committees:
               - Strategic Committee
               - Sustainability Committee
               - Audit Committee
               - Finance Committee
               - Tax Planning Committee
               - Compensation Committee

  The Aracruz Fiscal Committee is composed of three members and an equal number of alternates elected by a General Shareholders Meeting, of which one of its members and respective alternate are separately elected by holders of preferred shares.

  The Board of Officers is composed of four members, including the company's Chief Executive Officer, and is responsible for the study and development of strategic alternatives, subject to final approval by the Board of Directors, and for conduct of all operational matters. The Board of Officers meets twice a month or whenever needed.

  The statutory Board of Officers is supported by three Associate Officers, a managerial group and an Executive Management Group, presently composed of 15 Interface Managers appointed by and reporting to the Board of Officers. The Associate Officers and the Interface Managers are in charge of the day-to-day running of the company, comprising the following activities:
         Associate Officers
         o    Engineering
         o    Legal Matters

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

         o    Corporate Relations and Environmental Affairs

20.00 - INFORMATION ON CORPORATE GOVERNANCE

         Interface Managers

         o    Industrial Operations
         o    Forestry Operations
         o    Pulp Marketing, Sales and Logistics Coordination
         o    Pulp Sales - USA and Asia
         o    Pulp Sales - Europe
         o    Wood Products Operations
         o    Port Operations
         o    Treasury
         o    Controllership
         o    Investor Relations
         o    Information Technology
         o    Corporate Planning
         o    Research & Development
         o    Human Resources
         o    Purchasing & Materials Warehousing

  Aracruz has policies regarding the environment, health and safety, political contributions, antitrust practices and supplier relationships, as well as rules about managers, controlling shareholders, members of the Fiscal Council and others who have access to privileged information trading the company's shares, in full compliance with the conditions of CVM Instruction n(0) 358/02.

  Aracruz's voluntarily adopted corporate governance practices have ensured classification of the company in Bovespa Level 1 since April 2002. Notable among the practices adopted by Aracruz is the maintenance in circulation of 45% of the shares it has issued; the commitment to hold public offers for the placement of shares through mechanisms that favor a dispersion of capital; the consistent improvement in information provided each quarter, which is consolidated and submitted to special review; the wide ranging disclosure of operations involving company shares by controlling shareholders or managers of the company, as well as shareholder agreements and eventual stock option programs and, finally, the disclosure of an annual calendar of corporate events.

  The politics of performance close to their independent auditors in the services rendered no related the auditing expresses if it nourishes in the beginnings that preserve the auditor's independence. These beginnings are defined internationally in:

  (a) the auditor doesn't owe her audit own work,
  (b) the auditor should not exercise managerial functions in her customer and
  (c) the auditor should not promote her customer's interests.

  In the exercise of 2004 our independent auditors didn't render any service for the company that you/they didn't go of auditing expresses.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------

                                                  * * *


  GROUP      BLANK   DESCRIPTION                                                                      PAGE
    01        01     IDENTIFICATION                                                                    01
    01        02     HEAD OFFICE                                                                       01
    01        03     SHAREHOLDERS DEPARTMENT                                                           01
    01        04     DIRECTOR OF MARKET RELATIONS                                                      01
    01        05     REFERENCE / AUDITOR                                                               01
    01        06     GENERAL INFORMATION                                                               02
    01        07     STOCK CONTROL / SECURITIES ISSUED                                                 02
    01        08     PUBLICATION OF INFORMATIVE DOCUMENTS                                              02
    01        09     NEWSPAPERS IN WHICH THE COMPANY PUBLISHES INFORMATION                             02
    01        10     DIRECTOR OF MARKET RELATIONS                                                      02
  02.01       01     BOARD OF DIRECTORS AND CHIEF OFFICERS OF THE COMPANY                              03
  02.01       02     CURRENT COMPOSITION OF THE FISCAL COUNCIL                                         04
    02        02     PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER,       05 / 09
                     FISCAL COUNCIL AND OFFICER
    03        01     EVENTS RELANTED TO DISTRIBUTION OF CAPITAL                                        10
    03        02     STOCKHOLDER STRUCTURE                                                             10
    03        03     DISTRIBUTION OF REGISTERED CAPITAL OF THE CONTROLLING COMPANIES DOWN TO THE     11 / 24
                     INDIVIDUAL LEVEL
    04        01     BREAKDOWN OF THE PAID IN CAPITAL                                                  25
    04        02     CHANGE IN THE PAID IN CAPITAL IN THE LAST THREE YEARS                             25
    04        04     AUTHORIZED CAPITAL                                                                25
    05        01     TREASUARY STOCK                                                                   26
    06        01     DIVIDENDS / INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS                      27
    06        03     STATUTORY DISPOSITIONS RELATED TO CHANGES IN CAPITAL                              28
    06        04     STATUTORY CHANGE                                                                  28
    07        01     COMPENSATION AND CONTRIBUTIONS OF OFFICERS                                        29
    07        02     PARTICIPATIONS AND CONTRIBUTIONS IN THE LAST THREE YEARS                          29
    07        03     PARTICIPATIONS IN THE SUBSIDIARIES                                                30
    08        01     CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES                            30
    09        01     HISTORICAL OVERVIEW OF THE COMPANY                                                31
    09        02     MARKET OVERVIEW                                                                   32
    10        01     PRODUCTS AND SERVICES OFFERED                                                     32
    10        02     RAW MATERIALS AND SUPPLIERS                                                       33
    10        03     MAIN CUSTOMERS BY PRODUCTS                                                        33
    11        01     PRODUCTION PROCESS                                                              34/ 36
    11        02     COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORT                       37
    11        03     MAIN PULP PRODUCTERS                                                              38
    13        01     MAIN PROPERTIES                                                                 39 / 44
    14        03     OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY    45 / 46
    14        05     CAPITAL EXPENDITURES PROJECTS                                                    47/48
    15        01     ENVIRONMENTAL  MATTERS                                                          49 / 50
    16        01     LAWSUITS WITH HIGH VALUE TO 5% OF THE EQUITY OR OF THE NET PROFIT                 51
    17        01     TRANSACTIONS WITH RELATED PARTIES                                                 52
    18        01     BYLAWS                                                                          53 / 64
    19        00     ARACRUZ TRADING S.A.
    19       06.01   BALANCE SHEET - ASSET                                                             65
    19       06.02   BALANCE SHEET - LIABILITY                                                         66
    19        07     STATEMENT OF OPERATIONS                                                           67
    19        00     ARACRUZ CELULOSE (USA), INC.
    19       06.01   BALANCE SHEET - ASSET                                                             68
    19       06.02   BALANCE SHEET - LIABILITY                                                         69
    19        07     STATEMENT OF OPERATIONS                                                           70
                     MUCURI AGROFLORESTAL S.A.
    19       06.01   BALANCE SHEET - ASSET                                                             71
    19       06.02   BALANCE SHEET - LIABILITY                                                         72
                     PORTOCEL TERMINAL ESPECIALIZADO DE BARRA DO RIACHO
    19       06.01   BALANCE SHEET - ASSET                                                             73
    19       06.02   BALANCE SHEET - LIABILITY                                                         74
    19        07     STATEMENT OF OPERATIONS                                                           75
                     ARACRUZ PRODUTOS DE  MADEIRA S.A.


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                  12/31/2004

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE           2 - NAME OF THE COMPANY          3 - TAXPAYER NO
00043-4                ARACRUZ CELULOSE S.A.            42.157.511/0001-61
--------------------------------------------------------------------------------



    19       06.01   BALANCE SHEET - ASSET                                                             76
    19       06.02   BALANCE SHEET - LIABILITY                                                         77
    19        07     STATEMENT OF OPERATIONS                                                           78
                     VERACEL CELULOSE S.A.
    19       06.01   BALANCE SHEET - ASSET                                                             79
    19       06.02   BALANCE SHEET - LIABILITY                                                         80
    19        07     STATEMENT OF OPERATIONS                                                           81
                     ARACRUZ TRADING HUNGARY LTD
    19       06.01   BALANCE SHEET - ASSET                                                             82
    19       06.02   BALANCE SHEET - LIABILITY                                                         83
    19        07     STATEMENT OF OPERATIONS                                                           84
                     ARA PULP COM. IMPORT. EXPORT. UNIPESSOAL LTD
    19       06.01   BALANCE SHEET - ASSET                                                             85
    19       06.02   BALANCE SHEET - LIABILITY                                                         86
    19        07     STATEMENT OF OPERATIONS                                                           87
                     RIOCELL TRADE S.A.
    19       06.01   BALANCE SHEET - ASSET                                                             88
    19       06.02   BALANCE SHEET - LIABILITY                                                         89
    19        07     STATEMENT OF OPERATIONS                                                           90
    20        00     INFORMATION ON CORPORATE GOVERNANCE                                              91/92

